UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2011 – CPFL ENERGIA S.A.	Version: 1

Summary

Registration data

General information	1
Address	2
Marketable securities	2
Auditor	2
Share registrer	3
Investor Relations Officer or equivalent	3
Shareholders’ Department	3

(Free Translation of the original in Portuguese)

Registration Form – 2011 – CPFL ENERGIA S.A.	Version: 1

1 - General information

Company Name:                               CPFL ENERGIA S.A.

Initial Company name:                     08/06/2002

Type of participant:                           Publicly quoted corporation

Previous

company name:                                 Draft II Participações S.A

Date of Incorporation:                      03/20/1998

CNPJ (Federal Tax ID):                    02.429.144/0001-93

CVM CODE:                                        1866-0

Registration

Date CVM:                                           05/18/2000

State of CVM

Registration:                                       Active

Starting date

of situation:                                         05/18/2000

Country:                                               Brazil

Country in which the

marketable securities

are held in custody:                          Brazil

Foreign countries in

which the marketable

securities are accepted

for trading

                                                               Country                                                                               Date of admission

                                                               United States                                                                                     09/29/2004

Sector of activity:                             Holding ( Electric Energy)

Description of activity:                    Holdings

Issuer’s Category:                            Category A

Registration Date

on actual category:                           01/01/2010

Issuer’s Situation:                             Operational

Starting date

of situation:                                        05/18/2000

Type of share control:                      Private Holding

Date of last change of

share control:                                    11/30/2009

Date of last change

of company year:

1

(Free Translation of the original in Portuguese)

Registration Form – 2011 – CPFL ENERGIA S.A.	Version: 1

Day/Month of

year end:                                             31/12

Web address:                                       www.cpfl.com.br

Newspapers in which

issuer discloses its information: Name of paper Jornal in which issuer discloses its information       FU

                                                               Valor Econômico                                                                                             SP

2 - ADDRESS

Company Address: Rua Gomes de Carvalho, 1510,  14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, ZIP CODE: 04547-005, TELEPHONE: (019) 3756-8018, FAX: (019) 3756-8392,  E-MAIL: ri@cpfl.com.br

Company Mailing Address: Rua Gomes de Carvalho, 1510 14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil,

ZIP CODE: 04547-005, TELEPHONE: (019) 3756-8018, FAX: (019) 3756-8392,  E-MAIL: ri@cpfl.com.br

3 - MARKETABLE SECURITIES

Shares                                                                 Trading                                                Listing

Trading mkt         Managing body                   Start date             End        Segment              Start date             End

Bolsa                     BM&FBOVESPA                 05/18/2000                          Novo Mercado     9/29/2004

Debentures                                                                        Trading                                                Listing

Trading mkt         Managing body                   Start date             End        Segment              Start date             End

Organized

Market                   CETIP                                   05/11/2000                          Traditional            05/11/2000

4 - AUDITOR INFORMATION

Is there an auditor?                          Yes

CVM CODE:                                        418-9

Type of Auditor:                 Brazilian

INDEPENDENT ACCOUNTANT:   KPMG Auditores Independentes

CNPJ:                                                  57.755.217/0011-09

Service Provision Period:              04/01/2007

PARTNER IN CHARGE                    Service Provision Period                                CPF (INDIVIDUAL TAX ID)

Jarib Brisola Duarte Fogaça                            04/01/2007                                          012.163.378-02

2

(Free Translation of the original in Portuguese)

Registration Form – 2011 – CPFL ENERGIA S.A.	Version: 1

5 – SHARE REGISTRAR

Do you have service provider:                      Yes

Corporate Name:                                              Banco Bradesco S.A

CNPJ:                                                                   60.746.948/0001-12

Service Provision Period:                              01/17/2002 a 12/31/2010

Address: Cidade de Deus – Prédio Amarelo Velho, 2ª floor, Vila Yara, Osasco, SP, Brasil, ZIP CODE: 06029-900, Telephone (011) 36849441, FAX: (011) 36842811, e-mail: 4010.acoes@bradesco.com.br

Corporate Name:                                              Banco do Brasil

CNPJ:                                                                  00.000.000/0001-91

Service Provision Period:                              01/01/2011

Address: Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brasil, ZIP CODE: 20031-080, Telephone (021) 38083551, FAX: (021) 38086088, e-mail: aescriturais@bb.com.br

6 – INVESTOR RELATIONS OFFICER

NAME:                                                  Lourival Nogueira Luz Júnior

                                                               Director of Investor Relations

CNPJ:                                                  678.741.266-53

Address: Rodovia Campinas Mogi Mirim, Km 2,5, Jardim Santana, Campinas, SP, ZIP CODE: 13088-900, Telephone (019) 3756-8700, FAX: (019) 3756-8075, e-mail: wferreira@cpfl.com.br

Start date of activity:                       03/21/2011

End date of activity:

7 – SHAREHOLDERS’ DEPARTMENT

Contact                                               Gustavo Estrella

Start date of activity:                       11/01/2007

End date of activity:

Address: Rodovia Campinas Mogi Mirim, Km 2,5, Jardim Santana, Campinas, SP, ZIP CODE: 13088-900, Telephone (019) 3756-8700, FAX: (019) 3756-8075, e-mail:  gustavoestrella@cpfl.com.br

3

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2011 - CPFL Energia S. A

Table of Contents

Identification of Company
Capital Stock	1
Cash dividend	1
Parent Company Financial Statements
Balance Sheet Assets	2
Balance Sheet Liabilities	3
Income Statement	4
Cash Flow Statements	5
Statement of Changes in Shareholders Equity
01/01/2011 to 03/31/2011	6
01/01/2010 to 03/31/2010	7
Statements of Added Value	8
Consolidated Financial Statements
Balance Sheet Assets	9
Balance Sheet Liabilities	10
Income Statement	12
Cash Flow Statements	13
Statement of Changes in Shareholders Equity
01/01/2011 to 03/31/2011	15
01/01/2010 to 03/31/2010	16
Statements of Added Value	17
Comments on Performance and forecasts	18
Notes to Financial Statements	27
Other relevant information	83
Reports
Independent Auditors’ Report Unqualified	88

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2011 - CPFL Energia S. A

Identification of Company / Capital Stock

Number of Shares (in units)	Closing date 03/31/2011
Paid in Capital
Common	481,137,130
Preferred	0
Total	481,137,130
Treasury Stock
Common	0
Preferred	0
Total	0

Identification of Company/ Cash dividend

Event	Approval	Type	Beginning of Payment	Type of Share	Class of share	Amount per Share (Reais/share)
AGM	04/28/2011	Dividend	04/29/2011	ON (Common shares)		1,01019

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2011 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS

(in thousands of Brazilian reais – R$)

Code	Description	Previous quarter 03/31/2011	Previous year 12/31/2010
1	Total assets	7,505,400	7,041,917
1.01	Current assets	572,137	601,635
1.01.01	Cash and cash equivalents	81,004	110,958
1.01.02	Financial Investments	42,929	42,533
1.01.02.02	Financial Investments at amortized cost	42,929	42,533
1.01.02.02.01	Held for trade	42,929	42,533
1.01.06	Recoverable taxes	35,295	34,992
1.01.06.01	Current Recoverable taxes	35,295	34,992
1.01.08	Other current assets	412,909	413,152
1.01.08.03	Other	412,909	413,152
1.01.08.03.01	Dividends and interest on shareholders’ equity	412,909	413,152
1.02	Noncurrent assets	6,933,263	6,440,282
1.02.01	Long - term assets	279,468	272,797
1.02.01.02	Financial Investments at amortized cost	31,372	39,216
1.02.01.02.01	Held to maturity	31,372	39,216
1.02.01.06	Deferred taxes	177,771	177,729
1.02.01.06.02	Deferred taxes credits	177,771	177,729
1.02.01.08	Related parties	30,648	14,875
1.02.01.08.02	Subsidiaries	30,648	14,875
1.02.01.09	Other noncurrent assets	39,677	40,977
1.02.01.09.03	Escrow deposits	10,859	10,676
1.02.01.09.04	Recoverable taxes	2,787	2,787
1.02.01.09.05	Other credits	26,031	27,514
1.02.02	Investments	6,653,428	6,167,072
1.02.02.01	Permanent equity interests	6,653,428	6,167,072
1.02.02.01.02	Investments in subsidiares	6,653,428	6,167,072
1.02.03	Property, plant and equipment	149	158
1.02.04	Intangible assets	218	255

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2011 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES

(in thousands of Brazilian reais – R$)

Code	Description	Previous quarter 03/31/2011	Previous year 12/31/2010
2	Total liabilities	7,505,400	7,041,917
2.01	Current liabilities	29,535	41,246
2.01.01	Social and Labor Obligations	39	204
2.01.01.02	Labor Obligations	39	204
2.01.01.02.01	Estimated Labor Obligation	39	204
2.01.02	Suppliers	2,157	1,768
2.01.03	Tax Obligations	381	437
2.01.03.01	Federal Tax Obligations	381	437
2.01.04	Loans and financing	3,701	15,529
2.01.04.02	Debentures	3,701	15,529
2.01.04.02.01	Interest on debentures	3,701	15,529
2.01.05	Other Current liabilities	23,257	23,308
2.01.05.02	Other	23,257	23,308
2.01.05.02.01	Dividends and interest on shareholders equity	16,338	16,360
2.01.05.02.04	Derivatives	258	123
2.01.05.02.05	Other payable	6,661	6,825
2.02	Noncurrent liabilities	505,819	506,963
2.02.01	Loans and financing	450,000	450,000
2.02.01.02	Debentures	450,000	450,000
2.02.02	Other Noncurrent liabilities	44,984	46,297
2.02.02.02	Other	44,984	46,297
2.02.02.02.03	Derivatives	540	460
2.02.02.02.04	Other payable	44,444	45,837
2.02.04	Provisons	10,835	10,666
2.02.04.01	Civil, Labor, Social and Tax Provisions	10,835	10,666
2.02.04.01.01	Tax Provisions	10,835	10,666
2.03	Shareholders’ equity	6,970,046	6,493,708
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	16	16
2.03.04	Profit reserves	904,705	904,705
2.03.04.01	Legal reserves	418,665	418,665
2.03.04.08	Additional Proposed dividend	486,040	486,040
2.03.05	Accumulated profit or loss	466,310	0
2.03.06	Revaluation Reserve	805,591	795,563
2.06.06.01	Revaluation Reserve	805,591	795,563

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2011 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - INCOME STATEMENT

(in thousands of Brazilian reais – R$)

Code	Description	YTD current period 01/01/2011 to 03/31/2011	YTD previous period 01/01/2010 to 03/31/2010
3.01	Net revenues	1	0
3.03	Operating income	1	0
3.04	Operating income (expense)	463,600	483,621
3.04.02	General and administrative	(6,198)	(4,796)
3.04.05	Other	(36,297)	(35,362)
3.04.06	Equity in subsidiaries	506,095	523,779
3.05	Income before financial income and taxes	463,601	483,621
3.06	Financial income / expense	(3,863)	(2,010)
3.06.01	Financial income	9,256	14,226
3.06.02	Financial expense	(13,119)	(16,236)
3.07	Income before taxes	459,738	481,611
3.08	Income tax and social contribution	42	1,315
3.08.01	Current	42	979
3.08.02	Deferred	0	336
3.09	Net income from continuing operations	459,780	482,926
3.11	Net income	459,780	482,926
3.99	Net Income per Share (Reais)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0,96000	1,01000

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2011 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD

(in thousands of Brazilian reais – R$)

Code	Description	YTD current period 01/01/2011 to 03/31/2011	YTD previous period 01/01/2010 to 03/31/2010
6.01	Net cash from operating activities	(25,011)	(10,023)
6.01.01	Cash generated from operations	(736)	(2,277)
6.01.01.01	Net income, including income tax and social contribution	459,738	481,611
6.01.01.02	Depreciation and amortization	36,342	35,392
6.01.01.04	Interest and monetary and exchange restatement	9,279	4,499
6.01.01.05	Equity in subsidiaries	(506,095)	(523,779)
6.01.02	Variation on assets and liabilities	(24,275)	(7,746)
6.01.02.01	Dividend and interest on shareholders’ equity received	0	6,999
6.01.02.02	Recoverable taxes	(150)	(453)
6.01.02.03	Escrow deposits	(13)	0
6.01.02.05	Other operating assets	1,727	76
6.01.02.06	Suppliers	389	7
6.01.02.08	Other taxes and social contributions	(56)	76
6.01.02.09	Interest on debts (paid)	(24,451)	(19,398)
6.01.02.10	Other operating liabilities	(1,721)	4,947
6.02	Net cash in investing activities	(4,914)	9,093
6.02.02	Acquisition of property, plant and equipment	0	(124)
6.02.03	Financial investments	11,013	10,060
6.02.05	Sale of noncurrent assets	0	(45)
6.02.07	Intercompany loans with subsidiaries and associated companies	(15,927)	(799)
6.02.08	Other	0	1
6.03	Net cash in financing activities	(29)	(238)
6.03.01	Payments of Loans, financing and debentures , net of derivatives	(7)	(198)
6.03.02	Dividend and interest on shareholders’ equity paid	(22)	(40)
6.05	Increase (decrease) in cash and cash equivalents	(29,954)	(1,168)
6.05.01	Cash and cash equivalents at beginning of period	110,958	219,126
6.05.02	Cash and cash equivalents at end of period	81,004	217,958

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2011 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2011 TO MARCH 31, 2011 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	16	904,705	0	795,563	6,493,708
5.03	Adjusted balance	4,793,424	16	904,705	0	795,563	6,493,708
5.05	Total comprehensive income	0	0	0	466,309	10,029	476,338
5.05.01	Net income / Loss for the period	0	0	0	459,780	0	459,780
5.05.02	Other comprehensive income	0	0	0	6,529	10,029	16,558
5.05.02.03	Equity valuation adjustments	0	0	0	6,529	10,029	16,558
5.07	Final balance	4,793,424	16	904,705	466,309	805,592	6,970,046

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2011 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO MARCH 31, 2010 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	996,768	(234,278)	765,667	6,269,348
5.03	Adjusted balance	4,741,175	16	996,768	(234,278)	765,667	6,269,348
5.05	Total comprehensive income	0	0	0	489,470	6,381	495,851
5.05.01	Net income / Loss for the period	0	0	0	482,926	0	482,926
5.05.02	Other comprehensive income	0	0	0	6,544	6,381	12,925
5.07	Final balance	4,741,175	16	996,768	255,192	772,048	6,765,199

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2011 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE

(in thousands of Brazilian reais – R$)

Code	Description	YTD current period 01/01/2011 to 03/31/2011	YTD previous period 01/01/2010 to 03/31/2010
7.01	Revenues	1	0
7.01.01	Sales of goods, products and services	1	0
7.02	Inputs	(4,957)	(3,873)
7.02.02	Material-Energy-Outsourced services-Other	(3,572)	(2,817)
7.02.04	Other	(1,385)	(1,056)
7.03	Gross added value	(4,956)	(3,873)
7.04	Retentions	(36,342)	(35,392)
7.04.01	Depreciation and amortization	(45)	(30)
7.04.02	Other	(36,297)	(35,362)
7.04.02.01	Intangible concession asset - amortization	(36,297)	(35,362)
7.05	Net added value generated	(41,298)	(39,265)
7.06	Added value received in transfer	515,351	538,005
7.06.01	Equity in subsidiaries	506,095	523,779
7.06.02	Financial expense	9,256	14,226
7.07	Added Value to be Distributed	474,053	498,740
7.08	Distribution of Added Value	474,053	498,740
7.08.01	Personnel	865	732
7.08.01.01	Direct Remuneration	854	683
7.08.01.02	Benefits	(76)	19
7.08.01.03	Government severance indemnity fund for employees - F.G.T.S.	87	30
7.08.02	Taxes, Fees and Contributions	274	(1,178)
7.08.02.01	Federal	270	(1,178)
7.08.02.03	Municipal	4	0
7.08.03	Remuneration on third parties’ capital	13,134	16,260
7.08.03.01	Interest	13,118	16,236
7.08.03.02	Rental	16	24
7.08.04	Remuneration on own capital	459,780	482,926
7.08.04.03	Profit / loss for the period	459,780	482,926

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2011 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET – ASSETS

(in thousands of Brazilian  reais – R$)

Code	Description	Current quarter 03/31/2011	Previous year 12/31/2010
1	Total assets	20,841,707	20,056,797
1.01	Current assets	4,489,105	3,898,190
1.01.01	Cash and cash equivalents	1,967,201	1,562,897
1.01.02	Financial Investments	42,929	42,533
1.01.02.02	Financial Investments at amortized cost	42,929	42,533
1.01.02.02.01	Held for trade	42,929	42,533
1.01.03	Accounts Receivable	1,854,718	1,816,073
1.01.03.01	Consumers	1,854,718	1,816,073
1.01.04	Materials and suppliers	29,176	24,856
1.01.06	Recoverable taxes	198,106	193,020
1.01.06.01	Current recoverable taxes	198,106	193,020
1.01.08	Other current assets	396,975	258,811
1.01.08.03	Other	396,975	258,811
1.01.08.03.01	Other credits	391,979	253,813
1.01.08.03.02	Derivatives	189	244
1.01.08.03.03	Leases	4,807	4,754
1.02	Noncurrent assets	16,352,602	16,158,607
1.02.01	Long Term assets	3,863,585	3,787,268
1.02.01.02	Financial Investments amortized at cost	64,437	72,823
1.02.01.02.01	Held to Maturity	64,437	72,823
1.02.01.03	Accounts Receivable	194,227	195,738
1.02.01.03.01	Consumers	194,227	195,738
1.02.01.06	Deferred taxes	1,109,579	1,183,460
1.02.01.09	Other noncurrent assets	2,495,342	2,335,247
1.02.01.09.03	Derivatives	8	82
1.02.01.09.04	Escrow deposits	938,884	890,685
1.02.01.09.05	Recoverable taxes	146,092	138,966
1.02.01.09.06	Leases	25,577	26,315
1.02.01.09.07	Concession Financial assets	1,016,709	934,646
1.02.01.09.08	Employee Pension Plan	5,800	5,800
1.02.01.09.09	Investments at cost	116,654	116,654
1.02.01.09.10	Other	245,618	222,099
1.02.03	Property, Plant and Equipment	5,929,223	5,786,465
1.02.04	Intangible assets	6,559,794	6,584,874

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2011 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET – LIABILITIES AND SHAREHOLDRES’ EQUITY

(in thousands of Brazilian reais – R$)

Code	Description	Current quarter 03/31/2011	Previous year 12/31/2010
2	Total liabilities	20,841,707	20,056,797
2.01	Current liabilities	4,949,522	4,428,322
2.01.01	Social and Labor Obligations	68,434	58,688
2.01.01.02	Labor Obligations	68,434	58,688
2.01.01.02.01	Estimated Labor Obligation	68,434	58,688
2.01.02	Suppliers	1,100,624	1,047,385
2.01.03	Tax payable	522,544	455,248
2.01.04	Loans and financing	2,515,057	2,247,407
2.01.04.01	Loans and financing	1,032,360	619,383
2.01.04.01.01	In local currency	628,583	615,201
2.01.04.01.02	In foreign currency	403,777	4,182
2.01.04.02	Debentures	1,482,697	1,628,024
2.01.04.02.01	Debentures	1,362,464	1,509,958
2.01.04.02.02	Interest on Debentures	120,233	118,066
2.01.05	Other Obligations	742,863	619,594
2.01.05.02	Other	742,863	619,594
2.01.05.02.01	Dividends and interest on equity	23,792	23,813
2.01.05.02.04	Derivatives	38,450	3,982
2.01.05.02.05	Employee pension plans	38,438	40,103
2.01.05.02.06	Regulatory charges	128,712	123,541
2.01.05.02.07	Public Utilities	17,438	17,287
2.01.05.02.08	Other Payables	496,033	410,868
2.02	Noncurrent liabilities	8,660,246	8,878,819
2.02.01	Loans and financing	7,022,692	7,159,312
2.02.01.01	Loans and financing	4,863,758	4,946,998
2.02.01.01.01	In local currency	4,814,008	4,481,421
2.02.01.01.02	In foreigh currency	49,750	465,577
2.02.01.02	Debenture	2,158,934	2,212,314
2.02.02	Other Obligations	1,059,679	1,150,475
2.02.02.02	Other	1,059,679	1,150,475
2.02.02.02.03	Derivatives	571	7,883
2.02.02.02.04	Employee pension plans	530,089	570,877
2.02.02.02.05	Tax payable	773	960
2.02.02.02.06	Public Utilities	426,224	429,632
2.02.02.02.07	Other Payables	102,022	141,123
2.02.03	Deferred taxes	277,359	277,767
2.02.03.01	Income tax and social contribution deferred	277,359	277,767
2.02.04	Provisions	300,516	291,265
2.02.04.01	Civil, Labor, Social and Tax Provisions	300,516	291,265
2.03	Consolidated Shareholders’ Equity	7,231,939	6,749,656
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	16	16
2.03.03	Revaluation Reserve	805,591	795,563
2.03.04	Profit reservers	904,705	904,705
2.03.04.01	Legal	418,665	418,665
2.03.04.08	Additional Proposed Dividend	486,040	486,040
2.03.05	Accumulated profit or loss	466,310	0
2.03.09	Noncontrolling interests	261,893	255,948

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2011 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - INCOME STATEMENT

(in thousands of Brazilian reais – R$)

Code	Description	YTD Current period 01/01/2011 to 03/31/2011	YTD previous year 01/01/2010 to 03/31/2010
3.01	Net revenues	3,022,784	2,878,725
3.02	Cost of electric energy services	(1,886,241)	(1,799,207)
3.02.01	Cost of electric energy	(1,418,661)	(1,407,308)
3.02.02	Operation cost	(253,813)	(240,286)
3.02.03	Cost of services to third parties	(213,767)	(151,613)
3.03	Operating income	1,136,543	1,079,518
3.04	Operating expenses	(282,387)	(237,867)
3.04.01	Sales	(73,071)	(63,910)
3.04.02	General and administrative	(154,805)	(119,392)
3.04.05	Others	(54,511)	(54,565)
3.05	Income before financial income and taxes	854,156	841,651
3.06	Financial income / expense	(131,106)	(82,007)
3.06.01	Financial income	125,914	100,427
3.06.02	Financial expense	(257,020)	(182,434)
3.07	Income before taxes	723,050	759,644
3.08	Income tax and social contribution	(257,175)	(271,781)
3.08.01	Current	(188,383)	(199,239)
3.08.02	Deferred	(68,792)	(72,542)
3.09	Net income from continuing operations	465,875	487,863
3.11	Consolidated net income	465,875	487,863
3.11.01	Attributable to controlling shareholders	459,780	482,926
3.11.02	Attributable to noncontrolling shareholders	6,095	4,937
3.99	Earnins per share (reais/share)

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2011 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – Indirect method

(in thousands of Brazilian reais – R$)

Code	Description	YTD Current period 01/01/2011 to 03/31/2011	YTD previous year 01/01/2010 to 03/31/2010
6.01	Net cash from operating activities	718,754	669,112
6.01.01	Cash generated from operations	1,092,680	1,052,455
6.01.01.01	Net income, including income tax and social contribution	723,050	759,644
6.01.01.02	Depreciation and amortization	188,171	161,807
6.01.01.03	Reserve for contingencies	7,544	9,152
6.01.01.04	Interest and monetary and exchange restatement	182,653	127,152
6.01.01.05	Gain / (loss) on pension plan	(21,579)	(21,799)
6.01.01.06	Losses on disposal of noncurrent assets	0	1,422
6.01.01.07	Deferred taxes - PIS and COFINS	12,841	15,077
6.01.02	Variation on assets and liabilities	(373,926)	(383,343)
6.01.02.01	Consumers, Concessionaires and Licensees	(37,103)	(30,368)
6.01.02.02	Recoverable Taxes	(12,130)	18,396
6.01.02.03	Leases	(1,063)	0
6.01.02.04	Escrow deposits	(32,564)	(24,740)
6.01.02.06	Other operating assets	(112,492)	(24,794)
6.01.02.07	Suppliers	53,235	(36,720)
6.01.02.08	Taxes and social contributions paid	(207,974)	(186,329)
6.01.02.09	Other taxes and social contributions	75,410	16,051
6.01.02.10	Employee Pension Plans	(20,874)	(21,514)
6.01.02.11	Interest paid on debt	(138,993)	(152,252)
6.01.02.12	Regulator charges	5,171	36,891
6.01.02.13	Other operating liabilities	55,451	22,036
6.02	Net cash in investing activities	(397,070)	(280,223)
6.02.02	Acquisition of property, plant and equipment	(191,357)	(113,839)
6.02.03	Financial investments	13,464	3,191
6.02.04	Leases	1,747	0
6.02.05	Acquisition of intangible assets	(220,924)	(175,388)
6.02.06	Sale of noncurrent assets	0	2,868
6.02.08	Other	0	2,945
6.03	Net cash in financing activities	82,620	(185,837)
6.03.01	Loans, financing and debentures obtained	380,832	159,561
6.03.02	Payments of Loans, financing and debentures , net of derivatives	(298,190)	(342,398)
6.03.03	Dividend and interest on shareholders’ equity paid	(22)	(3,000)
6.05	Increase (decrease) in cash and cash equivalents	404,304	203,052
6.05.01	Cash and cash equivalents at beginning of period	1,562,897	1,487,243
6.05.02	Cash and cash equivalents at end of period	1,967,201	1,690,295

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2011 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2011 TO MARCH 31, 2011

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders´ Equity	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	16	904,705	0	795,563	6,493,708	255,948	6,749,656
5.03	Adjusted opening balance	4,793,424	16	904,705	0	795,563	6,493,708	255,948	6,749,656
5.05	Total comprehensive income	0	0	0	459,793	16,545	476,338	6,095	482,433
5.05.01	Net income	0	0	0	459,780	0	459,780	6,095	465,875
5.05.02	Other comprehensive income	0	0	0	13	16,545	16,558	0	16,558
5.05.02.01	Adjustment of financial instruments	0	0	0	13	25,075	25,088	0	25,088
5.05.02.02	Tax on Adjustment of financial instruments	0	0	0	0	(8,530)	(8,530)	0	(8,530)
5.06	Internal changes of shareholders equity	0	0	0	6,516	(6,516)	0	(150)	(150)
5.06.02	Realization of revaluation reserve	0	0	0	9,875	(9,875)	0	0	0
5.06.03	Tax on Realization of revaluation reserve	0	0	0	(3,359)	3,359	0	0	0
5.06.05	Other transactions within noncontrolling shareholders	0	0	0	0	0	0	(150)	(150)
5.07	Final balance	4,793,424	16	904,705	466,309	805,592	6,970,046	261,893	7,231,939

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2011 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO MARCH 31, 2010

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders´ Equity	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,741,175	16	996,768	(234,278)	765,667	6,269,348	267,431	6,536,779
5.03	Adjusted opening balance	4,741,175	16	996,768	(234,278)	765,667	6,269,348	267,431	6,536,779
5.05	Total comprehensive income	0	0	0	482,945	12,906	495,851	4,804	500,655
5.05.01	Net income	0	0	0	482,926	0	482,926	4,937	487,863
5.05.02	Other comprehensive income	0	0	0	19	12,906	12,925	(133)	12,792
5.05.02.01	Adjustment of financial instruments	0	0	0	19	19,564	19,583	(202)	19,381
5.05.02.02	Tax on Adjustment of financial instruments	0	0	0	0	(6,658)	(6,658)	69	(6,589)
5.06	Internal changes of shareholders equity	0	0	0	6,525	(6,525)	0	(285)	(285)
5.06.02	Realization of revaluation reserve	0	0	0	9,887	(9,887)	0	0	0
5.06.03	Tax on Realization of revaluation reserve	0	0	0	(3,362)	3,362	0	0	0
5.06.05	Other transactions within noncontrolling shareholders	0	0	0	0	0	0	(285)	(285)
5.07	Final balance	4,741,175	16	996,768	255,192	772,048	6,765,199	271,950	7,037,149

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2011 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE

(in thousands of Brazilian  reais – R$)

Code	Description	YTD current period 01/01/2011 to 03/31/2011	YTD previous period 03/01/2010 to 03/31/2010
7.01	Revenues	4,606,080	4,555,993
7.01.01	Sales of goods, products and services	4,296,162	4,100,337
7.01.02	Other revenue	213,602	147,917
7.01.02.01	Revenue from construction of infrastructure distribution	213,602	150,444
7.01.02.02	Other	0	(2,527)
7.01.03	Revenues related to the construction of own assets	112,683	319,512
7.01.04	Allowance for doubtful accounts	(16,367)	(11,773)
7.02	Inputs	(2,097,537)	(2,206,596)
7.02.01	Cost of sales	(1,587,464)	(1,581,836)
7.02.02	Material-Energy-Outsourced services-Other	(434,893)	(541,479)
7.02.04	Other	(75,180)	(83,281)
7.03	Gross added value	2,508,543	2,349,397
7.04	Retentions	(197,737)	(169,313)
7.04.01	Depreciation and amortization	(151,723)	(123,705)
7.04.02	Other	(46,014)	(45,608)
7.04.02.01	Intangible concession asset - amortization	(46,014)	(45,608)
7.05	Net added value generated	2,310,806	2,180,084
7.06	Added value received in transfer	126,121	101,930
7.06.02	Financial income	126,121	101,930
7.07	Added Value to be Distributed	2,436,927	2,282,014
7.08	Distribution of Added Value	2,436,927	2,282,014
7.08.01	Personnel	122,191	117,587
7.08.01.01	Direct Remuneration	101,725	89,768
7.08.01.02	Benefits	12,419	20,754
7.08.01.03	Government severance indemnity fund for employees - F.G.T.S.	8,047	7,065
7.08.02	Taxes, Fees and Contributions	1,573,158	1,476,818
7.08.02.01	Federal	839,084	790,887
7.08.02.02	State	728,476	680,908
7.08.02.03	Municipal	5,598	5,023
7.08.03	Remuneration on third parties’ capital	275,703	199,746
7.08.03.01	Interest	269,451	196,775
7.08.03.02	Rental	6,252	2,971
7.08.04	Remuneration on own capital	465,875	487,863
7.08.04.03	Profit / loss for the period	465,875	487,863

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2011 - CPFL Energia S. A

COMMENTS ON PERFORMANCE AND FORECASTS

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

Analysis of Results – CPFL Energia (parent company)

Net income was R$ 465,875  in the quarter, a decrease of 4.8% (R$ 23,146) compared to the same quarter of the previous year, due mainly to results of equity in subsidiaries, as shown below:

	1st quarter 2011	1st quarter 2010
CPFL Paulista	175,528	236,657
CPFL Piratininga	116,880	98,874
RGE	54,826	53,452
CPFL Santa Cruz	6,366	6,302
CPFL Leste Paulista	2,881	3,138
CPFL Jaguari	3,264	2,508
CPFL Sul Paulista	3,965	3,256
CPFL Mococa	1,293	1,746
CPFL Geração	78,488	52,683
CPFL Brasil	56,132	62,515
CPFL Atende	596	(27)
CPFL Planalto	3,279	2,578
CPFL Serviços	341	(1,173)
CPFL Jaguariuna	(57)	(58)
CPFL Jaguari Geração	2,205	1,328
Chumpitaz	109	-
Total	506,096	523,779

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR – Date: March 31, 2011 - CPFL Energia S. A

Analysis of Results – CPFL Energia Consolidated

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

	Consolidated
	2011	2010
	1st quarter of 2011	1st quarter of 2010	Variation
OPERATING REVENUES	4,509,764	4,250,781	6.1%
Electricity sales to final consumers	3,603,676	3,559,069	1.3%
Electricity sales to wholesaler	276,357	229,937	20.2%
Revenue from construction of concession infrastructure	213,602	150,444	42.0%
Other operating revenues (1)	416,129	311,331	33.7%
DEDUCTION FROM OPERATING REVENUE	(1,486,980)	(1,372,056)	8.4%
NET OPERATING REVENUE	3,022,784	2,878,725	5.0%
ENERGY COST	(1,418,661)	(1,407,308)	0.8%
Electricity purchased for resale	(1,114,736)	(1,126,833)	-1.1%
Electricity network usage charges	(303,926)	(280,475)	8.4%
OPERATING COST/EXPENSE	(749,966)	(629,766)	19.1%
Personnel	(152,040)	(147,235)	3.3%
Employee pension plan	22,351	21,802	2.5%
Material	(18,035)	(16,957)	6.4%
Outsourced Services	(121,063)	(98,877)	22.4%
Depreciation and Amortization	(142,158)	(117,119)	21.4%
Merged Goodwill Amortization	(46,013)	(44,688)	3.0%
Costs related to infrastructure construction	(213,602)	(150,444)	42.0%
Other	(79,407)	(76,248)	4.1%
INCOME FROM ELECTRIC UTILITY SERVICES	854,156	841,651	1.5%
FINANCIAL INCOME (EXPENSE)	(131,106)	(82,007)	59.9%
Income	125,914	100,427	25.4%
Expense	(257,020)	(182,434)	40.9%
INCOME BEFORE TAX	723,050	759,644	-4.8%
Social Contribution	(68,792)	(72,542)	-5.2%
Income Tax	(188,383)	(199,239)	-5.4%
NET INCOME FOR THE PERIOD	465,875	487,863	-4.5%

EBITDA	1,019,976	981,656	3.9%

Net Income for the Period and EBITDA Reconciliation (2)
NET INCOME FOR THE PERIOD	465,875	487,863
Employee Pension Plan	(22,351)	(21,802)
Depreciation and Amortization	188,172	161,807
Financial Income (Expense)	131,106	82,007
Social Contribution	68,792	72,542
Income Tax	188,383	199,239
EBITDA	1,019,976	981,656

(1) The reclassification of revenue from the Network Usage Charge - TUSD was not taken into account in presentation of the Comments on consolidated performance

(2) Information not reviewed by our auditors

Gross Operating Revenue

The Gross Operating Revenue in the first quarter of 2011 was R$ 4,509,764, up 6.1% (R$ 258,983) on the same period of the previous year.

The main factors that contributed to this change were:

• An increase of 1.3% (R$ 44,607) in the electric energy supply billed and unbilled, as a result of the increase of 6.1% in the amount of energy billed to final consumers and of 2.4% in the average tariffs charged, mainly due to the adjustment to the distributors' tariffs compensated by a slight reduction in the volume sold of 0.03%;

•         An increase of 20.2% (R$ 46,420) in the energy supplied, mainly due to the increase of 12.6% in the average tariff charged.

•         An increase of R$ 104,798 in Other Operating Revenue, particularly due to the increase of R$ 97,654 in income from the Tariff for the Use of the Distribution System – TUSD for free customers, due to the revival of industrial activity and the effects of the tariff adjustment.

➢  Quantity of Energy Sold

In the first quarter of 2011, there was a slight decrease of 0.03% in the volume sold to final consumers.

The residential, commercial and industrial classes, which account for 85.5% of the energy sold to final consumers in the quarter and have the highest average tariffs, registered variation of 5.3%, 5.3% and -6.2% respectively, compared with the same quarter of the previous year. The categories residential and commercial classes benefit from the accumulated effect of the expansion of total payroll and credit availability in recent years, which has resulted in increased purchases of household electrical goods and a dynamic retail trade.  The amount sold to the industrial class decreased because of the migration of captive consumers to the free market.

Rural class decreased 18.6% when compared to the same quarter of 2010 due to the migration of certain consumers, which became permissionaries. After the migration, these consumers have purchased the volume based on what they need.

Relating to the volume sold in the concession area, that causes effect in the Electricity Sales to Final Consumers as well as in Network Usage Charges, there was an increase of 5.4% when compared to the same period of 2010.

➢  Tariffs

In the first quarter of 2011, the energy supply tariffs applied increased by an average of 2.4%, mainly due to the impacts of the tariff adjustments of the distribution subsidiaries:

  CPFL Paulista: -5.69% from April 2010;
  RGE: 3.96% from June 2010;
  CPFL Santa Cruz: -2.53%, CPFL Jaguari: 3.67%, CPFL Mococa: 3.24%, CPFL Leste Paulista: -8.47% and CPFL Sul Paulista: 4.94%, all from February 2010;
  CPFL Piratininga: 5.66% from October 2010.

Deductions from Operating Revenue

Deductions from Operating Income in the first quarter of 2011 amounted to R$ 1,486,980, an increase of 8.4% (R$ 114,924) in relation to the same quarter of 2010, mainly as a result of the increase of 6.5% (R$ 44,085) on ICMS, due to an increase in the supply billed and increase of 27.2% (R$ 65,352) on CCC and CDE charges.

Cost of Electric energy

Cost of Electric Energy in the quarter totaled R$ 1,418,661, an increase of 0.8% (R$11,353) in relation to the same period of the previous year:

➢  Electric energy purchased for Resale

The balance of electric energy purchased for resale was R$ 1,114,736, a decrease of 1.1% (R$ 12,097), mainly due to the reduction in the volume purchased of 4.6%, partially compensated by the increase of 3.7% in tariff adjustments. This reduction reflects the operational start-up of the subsidiaries Foz do Chapecó and EPASA.

➢  Tariff for the Use of the Distribution System

Increase of 8.4% (R$ 23,451) in the charges for use of the transmission and distribution system, especially in Connection Charges and System Service Charges, due to the operational start-up of the subsidiaries Foz do Chapecó, CPFL Bioenergia and EPASA.

Operating Costs and Expense

Not considering the revenue from concession infrastructure, operating costs and expenses in the quarter amounted to R$ 536,365, an increase of 11.9% (R$ 57,043) compared to the same period of the previous year. This variation is mainly due to:

•         Increase of 3.3% (R$ 4,805) in Personnel, due mainly to the increase in the number of employees, the effects of the 2010 Collective Agreement;

•         Increase of 22.4% (R$22,186) in Outsourced Services, due (i) inventory for regulatory purposes in compliance with ANEEL Resolution 367/09 (R$ 9,554); (ii) audit and consultant services (R$2,653); (iii) increase in bill procedures, especially in the subsidiaries CPFL Paulista (R$2,275) and CPFL Piratininga (R$798) due to price adjustments; (iv) expansion of CPFL Total activities (R$2,163)  and (v) and the operational start-up of Foz do Chapecó, UTE Baldin,  UTEs Termonordeste and Termoparaíba (R$2,899);

•         Increase of 21.4% (R$25,039) in Depreciation and Amortization, basically due to the operational start-up of Foz do Chapecó and Epasa, and the commencement of depreciation of a specific computer system;

•         Increase of 4.1% (R$ 3,159) in Other Expenses.

Financial Income (Expense)

The net Financial Income (Expense) in the quarter was an expense of R$ 131,106, compared with R$ 82,007 in the same period of 2010, an increase of 59.9% (R$ 49,099):

➢  The financial income increased R$ 25,487 (25.4%), mainly due to:

•         Increase in the yield on investments (R$ 12,769) due to higher investment balances and an increase in arrears charges (R$ 9,256).

➢  The financial expense increased R$ 74,586 (40.9%), mainly due to:

•         Increase of R$71,762 in debt charges due to higher indebtness in this quarter, compared to the same quarter of 2010, due to the operational start-up of Foz do Chapecó (R$22,486) and Epasa (R$10,438);

•         Decrease of R$ 17,194 in monetary restatement, exchange variations and derivatives expense, due to the variation in the financial indexes;

•         Decrease of capitalized interest of R$19,790, due to the operational start-up of Foz do Chapecó in October 2010 and Epasa in December 2010.

Social Contribution and Income Tax

Taxes on income in the first quarter of 2011 totaled R$ 257,175, a decrease of 5.4% (R$ 14,606) in relation to the same quarter of 2010, mainly as a result of the decrease in income before taxes (4.8%).

Net income and EBITDA

As a result of the above factors, the net income for the quarter was R$ 465,875, 4,5% (R$ 21,988) higher than in the same period of 2010.

The adjusted EBITDA (net income for the quarter, eliminating the effects of the private pension plan, depreciation, amortization, financial income (expense), equity accounting, social contribution and income tax) for the first quarter of 2011 was R$ 1,019,976, 3.9% (R$ 38,320) higher than the EBITDA for the same period of 2010.

COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of March 31, 2011, filed with the CVM (Brazilian Securities Commission).

Subsidiary: CPFL GERAÇÃO DE ENERGIA S.A.

The subsidiary CPFL Geração de Energia S.A. is a public company and its Comments on the performance in this quarter (the Company and Consolidated) are attached to the Interim Financial Statements as of March 31, 2011, filed with the CVM (Brazilian Securities Commission).

Subsidiary: CPFL PIRATININGA DE FORÇA E LUZ

The subsidiary CPFL Piratininga de Força e Luz is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of March 31, 2011, filed with the CVM (Brazilian Securities Commission).

Subsidiary: RIO GRANDE ENERGIA S.A.

The subsidiary Rio Grande Energia S.A. is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of March 31, 2011, filed with the CVM (Brazilian Securities Commission).

Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S.A.

	Consolidated
	01/01/2011 to 03/31/2011	01/01/2010 to 03/31/2010

NET OPERATING REVENUE	357,339	342,886

Cost of electric energy	-252,918	-238,960

Operating expenses	-19,631	-11,256
Personnel	-5,710	-3,970
Material	-562	-292
Outside Services	-9,592	-5,272
Depreciation and amortization	-1,048	-591
Other	-2,719	-1,131

INCOME FROM ELECTRIC ENERGY SERVICE	84,790	92,670

FINANCIAL INCOME (EXPENSE)	-1,345	535
Income	5,219	5,474
Expense	-6,564	-4,939

INCOME BEFORE TAXES	83,445	93,205

Social contribution	-7,293	-8,139
Income tax	-20,020	-22,552

NET INCOME	56,132	62,514
EBITDA	85,838	93,261

Net Operation Revenue

Net Operating Revenue for the first quarter of 2011, which includes the operations of the subsidiaries CLION, Sul Geradora and Cone Sul, was R$ 404,964, an increase of R$ 20,646 (5.4%) in relation to the same quarter of 2010. This increase is basically explained by: i) increase of R$35,246 in the Electricity sales to wholesalers due to an increase of volume of 44 GWh (R$6,893) and an increase of average prices of 23.2% (R$28,353); (ii) the decrease of R$28,132 in Electricity sales to wholesalers due to a reduction of volume of 434 GWh (R$41,951) compensated by a raise in the average prices of 5,8% (R$13,638); and (iii) increase of R$13 million basically because of the increase of R$9,448 of indemnity from Anglos Ferrus for cancellation of energy contracts.

Net Income and EBITDA

Net income of R$ 56,132 was recorded in the first quarter of 2011, a decrease of R$ 5,975 (10.2%), compared with the same quarter of 2010.

EBITDA (net income before Financial Income (Expense), income tax and social contribution, depreciation and amortization) for the first quarter of 2011 was R$ 85,838, 8% lower than the R$93,261 recorded in the same quarter of 2010 (information not reviewed by the Independent Auditors).

COMMENTS ON PERFORMANCE AND FORECASTS

(Not reviewed by independent auditors)

Our principal capital expenditure in recent years has been on maintaining and upgrading our distribution network and generation projects. The following table sets forth our capital expenditure for the three month-period ended March 31, 2011, as well as the three years ended December 31, 2010, 2009 and 2008.

	Millions of reais
		Year ended on December 31,
	1st quarter 2011	2010	2009	2008
Distribution
CPFL Paulista	99	527	344	279
CPFL Piratininga	73	285	132	123
RGE	44	237	215	226
Other	16	79	54	37
	232	1,128	745	665

Generation	192	645	581	502

Commercialization and other	2	29	12	11

	426	1,802	1,338	1,178

We plan to make capital expenditure aggregating approximately R$ 2,092 million in 2011 and approximately R$ 1,633 million in 2012. Of the total budgeted capital expenditure over this period, R$ 2,144 million are expected to be invested in distribution and R$ 1,474 million in generation activities.

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2011

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

CPFL Energia S. A. Balance Sheets as of March 31, 2011 and December 31, 2010
(in thousands of Brazilian Reais)
	Parent company		Consolidated
ASSETS	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010

CURRENT ASSETS
Cash and cash equivalents (note 5)	81,004	110,958	1,967,201	1,562,897
Consumers, Concessionaires and Licensees (note 6)	-	-	1,854,718	1,816,073
Dividends and Interest on Equity	412,648	412,648	-	-
Financial Investments (note 7)	42,929	42,533	42,929	42,533
Recoverable Taxes (note 8)	35,295	34,992	198,106	193,020
Derivatives (note 32)	-	-	189	244
Materials and Supplies	-	-	29,176	24,856
Leases	-	-	4,807	4,754
Other credits (note 11)	261	505	391,979	253,812
TOTAL CURRENT ASSETS	572,137	601,635	4,489,104	3,898,190

NONCURRENT ASSETS
Consumers, Concessionaires and Licensees (note 6)	-	-	194,227	195,738
Subsidiaries, associated companies and parent company	30,648	14,875	-	-
Escrow Deposits (note 21)	10,859	10,676	938,884	890,685
Financial Investments (note 7)	31,372	39,216	64,437	72,823
Recoverable Taxes (note 8)	2,787	2,787	146,092	138,966
Derivatives (note 32)	-	-	8	82
Deferred Tax Credits (note 9)	177,771	177,729	1,109,579	1,183,460
Leases	-	-	25,577	26,315
Financial asset of concession (note 10)	-	-	1,016,709	934,646
Private pension fund (note 18)	-	-	5,800	5,800
Investment at cost	-	-	116,654	116,654
Other credits (note 11)	26,031	27,514	245,617	222,100
Investments (note 12)	6,653,428	6,167,072	-	-
Property, Plant and Equipment (note 14)	149	158	5,929,223	5,786,465
Intangible assets (note 15)	218	255	6,559,794	6,584,874
TOTAL NONCURRENT ASSETS	6,933,263	6,440,282	16,352,602	16,158,607

TOTAL ASSETS	7,505,400	7,041,917	20,841,707	20,056,797

CPFL Energia S. A. Balance Sheets as of March 31, 2011 and December 31, 2010
(in thousands of Brazilian Reais)
	Parent company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010

CURRENT LIABILITIES
Suppliers (note 15)	2,157	1,768	1,100,624	1,047,385
Accrued Interest on Debts (note 16)	-	-	86,718	40,516
Accrued Interest on Debentures (note 17)	3,701	15,529	120,233	118,066
Loans and Financing (note 16)	-	-	945,642	578,867
Debentures (note 17)	-	-	1,362,464	1,509,958
Private pension fund (note 18)	-	-	38,438	40,103
Regulatory charges (note 19)	-	-	128,712	123,541
Taxes and Social Contributions Payable (note 20)	381	437	522,544	455,248
Dividends and Interest on Equity	16,338	16,360	23,792	23,813
Accrued liabilities	39	204	68,434	58,688
Derivatives (note 32)	258	123	38,450	3,982
Public Utilities (note 22)	-	-	17,438	17,287
Other accounts payable (note 23)	6,661	6,824	496,032	410,869
TOTAL CURRENT LIABILITIES	29,535	41,246	4,949,522	4,428,323

NONCURRENT LIABILITIES
Accrued Interest on Debts (note 16)	-	-	24,594	29,155
Loans and Financing (note 16)	-	-	4,839,164	4,917,843
Debentures (note 17)	450,000	450,000	2,158,934	2,212,314
Private pension fund (note 18)	-	-	530,089	570,877
Taxes and Social Contributions Payable (note 20)	-	-	773	960
Deferred tax debits (note 9)	-	-	277,359	277,767
Reserve for contingencies (note 21)	10,835	10,666	300,516	291,265
Derivatives (note 32)	540	460	571	7,883
Public Utilities (note 22)	-	-	426,224	429,632
Other accounts payable (note 23)	44,444	45,837	102,020	141,124
TOTAL NONCURRENT LIABILITIES	505,819	506,964	8,660,246	8,878,819

SHAREHOLDERS' EQUITY (note 24)
Capital	4,793,424	4,793,424	4,793,424	4,793,424
Capital Reserves	16	16	16	16
Profit Reserves	418,665	418,665	418,665	418,665
Additional dividend proposed	486,040	486,040	486,040	486,040
Revaluation Reserve	805,591	795,563	805,591	795,563
Accumulated profit	466,309	-	466,309	-
	6,970,046	6,493,708	6,970,046	6,493,708
Net equity attributable to noncontrolling shareholders	-	-	261,893	255,948
TOTAL SHAREHOLDERS' EQUITY	6,970,046	6,493,708	7,231,939	6,749,656

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,505,400	7,041,917	20,841,707	20,056,797

CPFL Energia S. A. Statement of income for the period ended on March 31, 2011 and 2010
(in thousands of Brazilian Reais)

	Parent company		Consolidated
	2011	2010	2011	2010
	1st quarter	1st quarter	1st quarter	1st quarter
NET OPERATING REVENUE	1	-	3,022,784	2,878,725
COST OF ELECTRIC ENERGY SERVICES
Cost of electric energy(note 27)	-	-	(1,418,661)	(1,407,308)
Operating cost	-	-	(253,813)	(240,286)
Services rendered to third parties	-	-	(213,767)	(151,613)

GROSS OPERATING INCOME	1	-	1,136,543	1,079,518
Operating expenses (note 28)
Sales expenses	-	-	(73,071)	(63,910)
General and administrative expenses	(6,198)	(4,796)	(154,805)	(119,392)
Other Operating Expense	(36,297)	(35,362)	(54,510)	(54,565)

INCOME FROM ELECTRIC ENERGY SERVICE	(42,495)	(40,158)	854,156	841,651

Equity in subsidiaries	506,095	523,779	-	-
FINANCIAL INCOME (EXPENSE)(note 29)
Income	9,256	14,226	125,914	100,427
Expense	(13,119)	(16,236)	(257,020)	(182,434)
	(3,863)	(2,010)	(131,106)	(82,007)
INCOME BEFORE TAXES	459,738	481,611	723,050	759,644
Social contribution (note 9)	-	336	(68,792)	(72,542)
Income tax (note 9)	42	979	(188,383)	(199,239)
	42	1,315	(257,175)	(271,781)

NET INCOME	459,780	482,926	465,875	487,863

Net income attributable to controlling shareholders			459,780	482,926
Net income attributable to noncontrolling shareholders			6,095	4,937

Net income per share basic and diluted	0.96	1.01

CPFL Energia S.A.
Statement of changes in shareholders' equity for the period ended on March 31, 2011
( thousands of Brazilian Reais )

					Other comprehensive
				Additional	income				Noncontrolling	Total
	Capital	Capital	Legal	dividend	Deemed	Financial	Retained	Total	shareholders'	Shareholders'
		Reserve	reserve	proposed	cost	instruments	earnings		interest	equity

Balance as of December 31, 2010	4,793,424	16	418,665	486,040	609,732	185,830	-	6,493,708	255,948	6,749,656
										-
Net income for the period	-	-	-	-	-	-	459,780	459,780	6,095	465,875

Changes in Other Other Comprehensive Income:
- Gain (Loss) in financial instruments	-	-	-	-	-	25,087	-	25,087		25,087
- Tax on financial instruments	-	-	-	-	-	(8,530)	-	(8,530)		(8,530)
- Realization of financial instruments	-	-	-	-	-	(12)	12	-		-
- Realization of deemed cost of fixed assets	-	-	-	-	(9,875)	-	9,875	-		-
- Tax on deemed cost realization	-	-	-	-	3,357	-	(3,357)	-		-
										-
Other changes in noncontrolling shareholders	-	-	-	-	-	-	-	-	(150)	(150)

Balance as of March 31, 2011	4,793,424	16	418,665	486,040	603,215	202,376	466,309	6,970,046	261,893	7,231,939

CPFL Energia S.A.
Statement of changes in shareholders' equity for the period ended on March 31, 2010
( thousands of Brazilian Reais )

					Other comprehensive
				Additional	income				Noncontrolling	Total
	Capital	Capital	Legal	dividend	Deemed	Financial	Retained	Total	shareholders'	Shareholders'
		Reserve	reserve	proposed	cost	instruments	earnings (losses)		interest	equity
Balance as of December 31, 2009	4,741,175	16	341,751	655,017	635,871	129,796	(234,278)	6,269,348	267,431	6,536,779

Net income for the period	-	-	-	-	-	-	482,926	482,926	4,937	487,863

Changes in Other Other Comprehensive Income:
- Gain (Loss) in financial instruments	-	-	-	-	-	19,583	-	19,583	(202)	19,381
- Tax on financial instruments	-	-	-	-	-	(6,658)	-	(6,658)	69	(6,589)
- Realization of financial instruments	-	-	-	-	-	(19)	19	-	-	-
- Realization of deemed cost of fixed assets	-	-	-	-	(9,887)	-	9,887	-	-	-
- Tax on deemed cost realization	-	-	-	-	3,362	-	(3,362)	-	-	-

Other changes in noncontrolling shareholders	-	-	-	-	-	-	-	-	(285)	(285)

Balance as of March 31, 2010	4,741,175	16	341,751	655,017	629,346	142,702	255,192	6,765,199	271,950	7,037,149

CPFL Energia S.A.
Statement of Cash Flow For the periods ended on March 31, 2011 and 2010
(thousands of Brazilian Reais)

	Parent Company		Consolidated
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010

OPERATING CASH FLOW
Income (Loss) for the period, before income tax and social contribution	459,738	481,611	723,050	759,644
ADJUSTMENT TO RECONCILE INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortization	36,342	35,392	188,171	161,807
Reserve for contingencies	-	-	7,544	9,152
Interest and monetary restatement	9,279	4,499	182,653	127,152
Pension plan costs	-	-	(21,579)	(21,799)
Equity in subsidiaries	(506,095)	(523,779)	-	-
Losses on the write-off of noncurrent assets	-	-	-	1,422
Deferred taxes (PIS and COFINS)	-	-	12,841	15,077

REDUCTION (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	(37,103)	(30,368)
Dividend and interest on equity received	-	6,999	-	-
Recoverable taxes	(150)	(453)	(12,130)	18,396
Lease	-	-	(1,063)	-
Escrow deposits	(13)	-	(32,564)	(24,740)
Other operating assets	1,727	76	(112,492)	(24,794)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	389	7	53,235	(36,720)
Taxes and social contributions paid	-	-	(207,974)	(186,329)
Other taxes and social contributions	(56)	76	75,410	16,051
Other liabilities with employee pension plans	-	-	(20,874)	(21,514)
Interest on debts - paid	(24,451)	(19,398)	(138,993)	(152,252)
Regulatory charges	-	-	5,171	36,891
Other operating liabilities	(1,721)	4,947	55,451	22,036
CASH FLOWS PROVIDED (USED) BY OPERATIONS	(25,011)	(10,023)	718,754	669,112

ATIVIDADES DE INVESTIMENTOS
Increase in property, plant and equipment	-	(124)	(191,357)	(113,839)
Financial investments	11,013	10,060	13,464	3,191
Lease	-	-	1,747	-
Additions to intangible assets	-	-	(220,924)	(175,388)
Sale of noncurrent assets	-	(45)	-	2,868
Intercompany loans with subsidiaries and associated companies	(15,927)	(799)	-	-
Other	-	1	-	2,945

GENERATION (UTILIZATION) OF CASH IN INVESTMENTS	(4,914)	9,093	(397,070)	(280,223)

FINANCING ACTIVITIES
Loans, financing and debentures obtained	-	-	380,832	159,561
Payments of Loans, financing and debentures, net of derivatives	(7)	(198)	(298,190)	(342,398)
Dividend and interest on equity paid	(22)	(40)	(22)	(3,000)

(UTILIZATION) GENERATION OF CASH IN FINANCING	(29)	(238)	82,620	(185,837)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(29,954)	(1,168)	404,304	203,052
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	110,958	219,126	1,562,897	1,487,243
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	81,004	217,958	1,967,201	1,690,295

CPFL Energia S. A. Added Value Statements for the periods ended on March 31, 2011 and 2010
(in thousands of Brazilian Reais)

	Parent company		Consolidated
	2011	2010	2011	2010
	1st quarter	1st quarter	1st quarter	1st quarter
1. Revenues	1	-	4,606,080	4,555,993
1.1 Operating revenues	1	-	4,296,162	4,100,337
1.2 Revenues related to the construction of own assets	-	-	112,683	319,512
1.3 Revenue from infrastructure construction	-	-	213,602	150,444
1.4 Allowance of doubtful accounts	-	-	(16,367)	(11,773)
1.5 Provision for losses on the realization of regulatory assets	-	-	-	(2,527)

2. (-) Inputs	(4,957)	(3,873)	(2,097,537)	(2,206,596)
2.1 Electricity Purchased for Resale	-	-	(1,587,464)	(1,581,836)
2.2 Material	(17)	(15)	(184,798)	(166,868)
2.3 Outsourced Services	(3,555)	(2,802)	(250,095)	(374,611)
2.4 Other	(1,385)	(1,056)	(75,180)	(83,281)
		-
3. Gross added value (1 + 2)	(4,956)	(3,873)	2,508,543	2,349,397

4. Retentions	(36,342)	(35,392)	(197,737)	(169,313)
4.1 Depreciation and amortization	(45)	(30)	(151,723)	(123,705)
4.2 Amortization of intangible assets	(36,297)	(35,362)	(46,013)	(45,608)

5. Net added value generated (3 + 4)	(41,298)	(39,265)	2,310,806	2,180,084

6. Added value received in transfer	515,351	538,005	126,121	101,930
6.1 Financial Income	9,256	14,226	126,121	101,930
6.2 Equity in Subsidiaries	506,095	523,779	-	-
6.3 Non-controlling shareholder´s equity	-	-	-	-

7. Added value to be distributed (5 + 6)	474,053	498,740	2,436,927	2,282,014

8. Distribution of added value	474,053	498,740	2,436,927	2,282,014
8.1 Personnel and Charges	865	732	122,191	117,587
8.1.1 Direct Remuneration	854	683	101,725	89,768
8.1.2 Benefits	(76)	19	12,419	20,754
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	87	30	8,047	7,065
8.2 Taxes, Fees and Contributions	274	(1,178)	1,573,158	1,476,818
8.2.1 Federal	270	(1,178)	839,085	790,887
8.2.2 State	4	-	728,476	680,908
8.2.3 Municipal	-	-	5,598	5,023
8.3 Interest and Rentals	13,134	16,260	275,703	199,746
8.3.1 Interest	13,118	16,236	269,451	196,775
8.3.2 Rental	16	24	6,252	2,971
8.4 Interest on capital	459,780	482,926	465,875	487,863
8.4.1 Retained profits	459,780	482,926	465,875	487,863

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company’s headquarters are located at Rua Gomes de Carvalho, 1510 - 14º floor - Cj 2 - Vila Olímpia - São Paulo - SP - Brasil.

The Company has direct and indirect interests in the following operational subsidiaries (information on the concession area, number of consumers, energy production capacity and associated data not examined by the independent auditors):

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	234	3,661	30 years	November 2027

Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	27	1,439	30 years	October 2028

Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	262	1,272	30 years	November 2027

Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	180	16 years	July 2015

Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	7	51	16 years	July 2015

Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of S. Paulo	2	33	16 years	July 2015

Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	5	72	16 years	July 2015

Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	41	16 years	July 2015

Installed power
Energy generation - operational	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 20 PCHs e 1 Thermal*	812 MW	812 MW

Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW

Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48,72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW

CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW

BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25,01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW

Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 51%	Paraíba	2 Thermals	342 MW	174 MW

Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59,93%**	São Paulo	1 Hydroelectric	903 MW	63 MW

CPFL Bioenergia S.A. ("CPFL Bioenergia")	Private corporation	Indirect 100%	São Paulo	1 Thermal (Biomass)	45 MW	45 MW

CPFL Sul Centrais Elétricas Ltda. ("CPFL Sul Centrais Elétricas")	Limited company	Indirect 100%	Rio Grande do Sul	4 Small Hydroelectric Plants (RS)	2.65 MW	2.65 MW

(*) PCH - Small Hydropower Plant Central Hidrelétrica (**) Paulista Lajeado has a 7% participation in the installed power of Investco S.A.

Energy generation - under development	Company Type	Equity Interest	Location	Number of plants / type of energy	Scheduled start-up date	Projected installed power

CPFL Bio Formosa S.A. ("CPFL Bio Formosa")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Thermal (Biomass)	2011	40 MW

CPFL Bio Buriti S.A. ("CPFL Bio Buriti")	Private corporation	Indirect 100%	São Paulo	1 Thermal (Biomass)	2011	50 MW

CPFL Bio Ipê S.A. ("CPFL Bio Ipê")	Private corporation	Indirect 100%	São Paulo	1 Thermal (Biomass)	2011	25 MW

CPFL Bio Pedra S.A. ("CPFL Bio Pedra")	Private corporation	Indirect 100%	São Paulo	1 Thermal (Biomass)	2012	70 MW

Santa Clara I Energias Renováveis Ltda. ("Santa Clara I")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW

Santa Clara II Energias Renováveis Ltda. ("Santa Clara II")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW

Santa Clara III Energias Renováveis Ltda. ("Santa Clara III")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW

Santa Clara IV Energias Renováveis Ltda. ("Santa Clara IV")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW

Santa Clara V Energias Renováveis Ltda. ("Santa Clara V")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW

Santa Clara VI Energias Renováveis Ltda. ("Santa Clara VI")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW

Eurus VI Energias Renováveis Ltda. ("Eurus VI")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW

Campo dos Ventos I Energias Renovaveis S.A. ("Campo dos Ventos I")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Wind power	2013	30 MW

Campo dos Ventos II Energias Renovaveis S.A. ("Campo dos Ventos II")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Wind power	2013	30 MW

Campo dos Ventos III Energias Renovaveis S.A. ("Campo dos Ventos III")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Wind power	2013	30 MW

Campo dos Ventos IV Energias Renovaveis S.A. ("Campo dos Ventos IV")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Wind power	2013	30 MW

Campo dos Ventos V Energias Renovaveis S.A. ("Campo dos Ventos V")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Wind power	2013	30 MW

Eurus V Energias Renovaveis S.A. ("Eurus V")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Wind power	2013	30 MW

(*) The predicted installed power for the Santa Clara Wind Power complex is 188 MW. (**) The projected installed power for the Campo dos Ventos Wind Power complex is 160 MW.

Commercialization of Energy and Services	Company Type	Core activity	Equity Interest

CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization, consultancy and advisory services to agents in the energy sector	Direct 100%

Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%

CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%

CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%

CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%

Chumpitaz Serviços S.A. ("Chumpitaz")	Private corporation	Provision of administrative services	Direct 100%

CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%

Other	Company Type	Core activity	Equity Interest

CPFL Jaguariuna S.A. ("CPFL Jaguariuna")	Private corporation	Venture capital company	Direct 100%

Companhia Jaguari de Geração de Energia ("Jaguari Geração")	Private corporation	Venture capital company	Direct 100%

Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%

CPFL Bio Anicuns S.A. ("Anicuns")	Private corporation	Energy generation studies and projects	Indirect 100%

CPFL Bio Itapaci S.A. ("Itapaci")	Private corporation	Energy generation studies and projects	Indirect 100%

Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

Operational start-up

Centrais Elétricas da Paraíba – EPASA

The objective of Epasa is to develop, implement, operate and exploit two thermoelectric plants, “UTE Termoparaíba” and “UTE Termonordeste”, both powered by fuel oil. UTE Termonordeste started its operations on December 24, 2010 and UTE Termoparaíba on January 13, 2011.

Chapecoense Geração S.A.

Chapecoense Geração jointly controlled has the purpose of construction, development and exploitation of Foz do Chapecó River. In 2010, three out of four generators at this plant started commercial operations on October 14, November 23, December 30, 2010, with installed capacity of 213,75 MW each. The last generator started operations on March 12, 2011.

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 Basis of preparation

The individual (Parent Company) and consolidated quarterly financial statements were prepared in accordance with generally accepted accounting principles in Brazil, based on the guidelines provided by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC) and are being presented in accordance with “CPC21 Demonstrações Intermediárias” approved by Brazilian Securities Commission “CVM”.

The Company also follows the guidelines of the Accounting Manual of the Public Electric Energy and the standards laid down by the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL), when these are not in conflict with generally accepted accounting practices in Brazil and/or international accounting practices.

Accounting practices adopted to elaborate this Interim Financial Statements are consistent with the ones adopted in December 31, 2010, and should be read together then.

2.2 Basis of measurement

The financial quarterly statements have been prepared on the historic cost basis except for the following material items recorded in the balance sheets: i) derivative financial instruments measured at fair value, ii) financial instruments at fair value through profit or loss measured, iii) available-for-sale financial assets are measured at fair value, iv) property, plant and equipment adjusted to reflect the “deemed cost” on the transition date, and v) actuarial assets, recognition of which is limited to the present value of the economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

2.3 Use of estimates and judgments

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the resulting accounting estimates are rarely the same as the actual results. Accordingly, Company Management reviews the estimates and assumptions on an ongoing basis. Adjustments derived from revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimate that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes during the next financial year is included in the following notes:

•         Note 9 – Deferred tax credits and debits;

•         Note 10 – Financial asset of concession;

•         Note 14 – Intangible assets;

•         Note 18 – Private Pension Fund;

•         Note 21 – Reserve for contingency, and

•         Note 32 – Financial instruments and Operating Risks.

2.4 Functional currency and presentation currency

The individual and consolidated financial quarterly statements are presented in thousands of Brazilian reais, which is the Company's functional currency. Certain figures have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not sum due to rounding.

2.5 Basis of consolidation

(i) Business combinations

In the case of acquisitions made after January 1, 2009, the Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. If the excess is negative, a gain arising from the purchase agreement is recognized immediately in profit or loss for the period.

(ii) Subsidiaries and jointly-owned entities:

The financial statements of subsidiaries and jointly-owned entities (joint ventures) are included in the consolidated financial statements from the date that total or shared control commences until the date that control ceases.

A jointly controlled operation is a venture directly or indirectly controlled together with other investors, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

The accounting policies of subsidiaries and jointly controlled entities taken into consideration in consolidation are aligned with the Company's accounting policies.

The financial information of subsidiaries and jointly controlled entities and of the associates is accounted for using the equity method.

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for fully owned subsidiaries and proportionately consolidated for the jointly-owned entities.

Intra-group balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Observing the conditions described above, the amount related to non-controlling interests is shown in shareholders' equity after the statement of income for the period in each year presented.

(iii) Acquisition of non-controlling interest

Accounted for as transactions within equity holders and therefore no goodwill is recognized as a result of such transactions.

2.6 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which financial information is available.

Company Management bases strategic decisions on reports, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation activities (“Generation”); (iii) energy commercialization and service provision activities (“Commercialization”); and (iv) other, basically corresponding to corporate services and other activities not listed in the previous items.

Presentation of the operating segments includes items directly attributable to them, such as allocations required, including intangible assets.

2.7 Information on Corporate Interests

The interests directly or indirectly held by the Company in the subsidiaries and jointly-owned entities are described in Note 1. Except for the (i) jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, which are consolidated proportionately, and (ii) the investment in Investco recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of March 31, 2011, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado.

2.8 Value added statements

The Company prepared individual and consolidated value added statements (“DVA”) in conformity with technical pronouncement CPC 09 - Value Added Statement, which are presented as an integral part of the financial statements in accordance with the CPC standards for public companies, while for the IFRS they represent additional financial information.

(3)   SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these individual and consolidated financial statements.

3.1 Concession agreements

ICPC 01 “Concession Agreements” establishes general guidelines for the recognition and measurement of obligations and rights related to concession agreements and applies to situations in which the granting power controls or regulates which services the concessionaire should provide with the infrastructure, to whom the services should be provided and at what price, and controls any significant residual interest in the infrastructure at the end of the concession period.

These definitions having been attended to, the infrastructure of distribution concessionaires is segregated and rollforwarded from the time of construction, complying with the provisions of the CPCs and IFRSs, so that the financial statements record (i) an intangible asset corresponding to the right to operate the concession and collect from the users of public utilities, and (ii) a financial asset corresponding to the unconditional contractual right to receive cash (compensation) by reversing the assets at the end of the concession.

The value of the concession financial assets is determined at fair value, based on the remuneration of the assets established by the regulatory authority. The financial asset is classified as available-for-sale and is restated and amortized annually in accordance with the adjustment of its fair value, against the revaluation reserve in equity.

The remaining amount is registered in intangible assets and corresponds to the right to charge consumers for electric energy distribution services, amortized in accordance with the consumption pattern that reflects the estimated economic benefit to the end of the concession.

Provision of infrastructure construction services is registered in accordance with CPC 17 – Construction Contracts, against a financial asset corresponding to the amount subject to compensation. Residual amounts are classified as intangible assets and will be amortized over the concession period in accordance with the economic pattern against which the revenue from consumption of electric energy is collected.

In accordance with (i) the tariff model that does not provide for a profit margin for the infrastructure construction activity, (ii) the way in which the subsidiaries manage the building by using a high level of outsourcing, and (iii) there is no provision for gains on constructions in the Company‘s business plans, management is of the opinion that the margins on this operation are irrelevant, and therefore no additional value to the cost is considered in the composition of the revenue. The revenue and construction costs are therefore presented in profit or loss for the period at the same amounts.

3.2 Financial instruments

- Financial assets:

Financial assets are recognized initially on the date that they are originated or on trade date at which the Company or its subsidiaries become one of the parties to the contractual provisions of the instrument. Derecognition of a financial asset occurs when the contractual rights to the cash flows from the asset expire or when the risks and rewards of ownership of the financial asset are transferred. The Company and its subsidiaries hold the following main financial assets:

 i.       Classified at fair value through profit or loss: these assets held for trading or designated as such upon initial recognition. The Company and its subsidiaries manage such assets and make purchase and sale decisions based on their fair value in accordance with their documented risk management or investment strategy. These financial assets are measured at fair value, and changes therein are recognized in profit or loss for the period.

The main financial assets classified by the Company and its subsidiaries in this category are: (i) bank balances and financial investments (Note 5), (ii) financial investments (Note 7) and (iii) derivatives (Note 32).

ii.       Held-to-maturity: these are assets that the Company and its subsidiaries have the positive intent and ability to hold to maturity. Held-to-maturity financial assets are recognized initially at fair value and subsequent to initial recognition are measured at recognized cost using the effective interest method, less any impairment losses.

The Company and its subsidiaries classify the following financial assets in this category security receivable from CESP (Note 7).

iii.       Loans and receivables: these are assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and, subsequent to initial recognition, measured at recognized cost using the effective interest method, less any impairment losses.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) consumers, concessionaires and licensees (Note 6), and (ii) other credits (Note 11).

iv.       Available-for-sale: these are non-derivative financial assets that are designated as available-for-sale or that are not classified in any of the previous categories. Subsequent to initial recognition, interest calculated by the effective rate method is recognized in profit or loss as part of the net operating income. Changes for registration at fair value are recognized in the revaluation reserve in equity. The accumulated result in other comprehensive income is transferred to profit or loss when the asset is realized.

The main asset of the Company and its subsidiaries classified in this category is the right to compensation at the end of the concession. The option to designate this instrument as available-for-sale is due to its non-classification in the previous categories described. Since Management believes that the compensation will be made at least in accordance with the current tariff pricing model, this instrument cannot be registered as loans and receivables as the compensation will not be fixed or determinable, due to the uncertainty in relation to impairment for reasons other than deterioration of the credit. The main uncertainties relate to the risk of non-recognition of part of these assets by the regulatory authority and their replacement values at the end of the concession (Note 4).

- Financial liabilities:

Financial liabilities are initially recognized on the date that they are originated or on the trade date at which the Company or its subsidiaries become a party to the contractual provisions of the instrument. The Company and its subsidiaries have the following main financial liabilities:

 i.       Measured at fair value through profit or loss: these are financial liabilities that are: (i) held for short-term trading, (ii) designated at fair value in order to evaluate the effects of recognition of income and expenses to obtain more relevant and consistent accounting information, or (iii) derivatives. These liabilities are registered at fair value and for any change in the subsequent measurement of the fair value, set through profit or loss.

The Company and its subsidiaries classified the following financial liabilities in this category: (i) certain foreign currency debts (Note 16) and (ii) derivatives (Note 32).

ii.       Not measured at fair value through profit or loss: these other financial liabilities that are not classified in any of the previous categories. They are measured initially at fair value less any attributable transaction cost and subsequently measured at recognized cost by the effective interest method.

The main financial liabilities classified in this category are: (i) suppliers (note 15), (ii) loans and financing (note 16), (iii) debt charges (Note 16); (iv) debenture charges (Note 17); (v) debentures (Note 17); (vi) public utilities (Note 22); and (vii) other accounts payable (note 23).

The Company accounts for warranties when these are issued to non-controlled entities or when the warranty is granted at a percentage higher than the Company's interest. Such warranties are initially measured at fair value, by (i) a liability equivalent to the income to be appropriated, which will subsequently be recognized as the Company is released from the obligations and (ii) an asset equivalent to the right to compensation by the guaranteed party, subsequently amortized by receipt of cash or on a straight-line basis to profit or loss.

Financial assets and liabilities are offset and the net amount presented when, and only when, there is a legal right to offset the amounts and the intent to settle on a net basis or to realize the asset and settle the liability simultaneously.

- Capital

Common shares are classified as equity. Additional costs directly attributable to and share options are recognized as a deduction from equity, net of any tax effects.

3.3 Lease agreements:

It should be established at the inception of an agreement whether such arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the lessor the right to control the use of the underlying asset.

Leases in which substantially all the risks and rewards are with the lessor are classified as operating leases. Payments/receipts made under operating leases are recognized as expense/revenue in profit or loss on a straight-line basis, over the term of the lease.

Leases which involve not only the right to use assets, but also substantially transfer the risks and rewards to the lessee, are classified as finance leases.

In finance leases in which the Company or its subsidiaries act as lessee, the assets are capitalized to property, plant and equipment at the inception of the agreement against a liability measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The property, plant and equipment is depreciated in accordance with the accounting policy applicable to that asset.

If the Company or its subsidiaries are the lessor in a finance lease, the investment is initially recognized at the construction/acquisition cost of the asset.

In both cases, the financial income/expense is recognized in profit or loss for the period over the term of the lease so as to produce a constant rate of interest on the remaining balance of the investment/liability.

3.4 Property, plant and equipment:

Items of property, plant and equipment are measured at acquisition, construction or formation cost less accumulated depreciation and, if applicable, accumulated impairment losses. Cost also includes any other costs attributable to bringing the assets to the place and in a condition to operate as intended by management, the cost of dismantling and removing the items and restoring the site on which they are located and capitalized borrowing costs on qualifying assets.

The assets were measured at the transition date in accordance with the CPC and IFRS rules by segregation into two groups:

- Assets measured at deemed cost at the transition date: model adopted for assets built and put into long-term service where it is not possible to reconstruct the cost formation or where the cost of the survey is of no benefit in presentation of the financial statements. The cost of these items at the transition date was therefore determined in accordance with market prices (“deemed cost”) and the revalued amounts are presented for both cost and accumulated depreciation. The effects of the deemed cost increased property, plant and equipment against equity, net of related tax effects.

- Assets measured at historic cost: model adopted by the Company for recently built assets where the basis for cost formation can be easily confirmed and the values at historic cost approximate the respective market values. In such cases, the subsidiaries performed an analysis to ensure that the cost formation is in accordance with current accounting practices.

The replacement cost of items of property, plant and equipment is recognized if it is probable that it will involve economic rewards for the subsidiaries and if the cost can be reliably measured, and the value of the replaced item is written off. Maintenance costs are recognized in profit or loss as they are incurred

Depreciation is calculated on a straight-line basis, at annual rates of 2% to 20%, taking into consideration the estimated useful life of the assets, as instructed and defined by the regulatory authority. In the case of generators subject to regulation by Decree 2003, of 1996, the assets are depreciated at the rates established by the regulatory authority, provided they do not exceed the term of the concession.

Gains and losses derived from write-down of an item of property, plant and equipment are determined by comparing the resources produced by disposal with carrying amount of the asset, and are recognized net together with other operating income/expense.

Assets and facilities used in the regulated activities are tied to these services and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. ANEEL regulates the release of Public Electric Energy Utility concession assets, granting prior authorization for release of assets of no use to the concession, intended for disposal and determines that the proceeds of the disposal be deposited in a tied bank account for use in the concession.

3.5 Intangible assets:

Includes rights related to non-physical assets such as goodwill, concession exploration rights, software and rights-of-way.

Goodwill that arises the acquisition of subsidiaries is measured at the difference between the amount paid and/or payable for acquisition of a business and the net fair value of the assets and liabilities of the subsidiary acquired.

Goodwill is measured at cost less accumulated impairment losses. Goodwill and other intangible assets with indefinite useful lives are not subject to amortization and tested annually for impairment.

Negative goodwill are registered as gains in profit or loss at the time of the acquisition.

In the individual financial statements, goodwill is included in the carrying amount of the investment, and stated as intangible in the consolidated financial statements.

Intangible assets corresponding to the right to  exploit concessions can have three separate origins, based on the following arguments:

 i.       Acquisitions through business combinations: the portion of goodwill arising from business combinations that corresponded to the right to operate the concession is stated as an intangible asset. Such amounts are amortized based on the net income curves projected for the concessionaires for the remaining term of the concession.

ii.       Investments in infrastructure (Application of ICPC 01 – Concession agreements): Under the electric energy distribution concession agreements with the subsidiaries, the intangible asset registered corresponds to the concessionaires' right to collection uses for use of the concession infrastructure. Since the exploration term is defined in the agreement, intangible assets with defined useful lives are amortized over the term of the concession in proportion to a curve that reflects the consumption pattern in relation to the anticipated economic rewards. For further information see Note 3.1.

Assets and facilities used in the regulated activities are tied to these services and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. ANEEL regulates the release of Public Electric Energy Utility concession assets, granting prior authorization for release of assets of no use to the concession, intended for disposal and determines that the proceeds of the disposal be deposited in a tied bank account for use in the concession.

iii.       Public utilities: certain generation concessions were granted against payment to the federal government for use of a public utility. This obligation was registered on the date of signing the respective agreements, at present value, against the intangible assets account. These amounts, capitalized by interest incurred on the obligation to the start-update, are amortized on a straight-line basis over the remaining term of the concession.

3.6 Impairment

- Financial assets:

A financial asset not measured at fair value through profit or loss is reassessed at each reporting date to determine whether there is objective evidence that it is impaired.  Impairment can occur after the initial recognition of the asset and have a negative effect on the estimated future cash flows.

The Company and its subsidiaries consider evidence of impairment of receivables and held-to-maturity investment securities at both a specific assets and collective level for all significant securities. Receivables and held-to-maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together the securities with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management's judgment as to whether the assumptions and current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historic trends.

An impairment loss of a financial asset is recognized as follows:

•       Amortized cost: as the difference between the carrying amount and the present value of the estimated future cash flows discounted at the assets original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event indicates the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

•       Available-for-sale: by reclassification of the cumulative loss that has been recognized in the revaluation reserve in equity, to profit or loss. This reclassified loss is the difference between the acquisition cost, net of any principal repayment and amortization of the principal, and the current fair value, less any impairment loss previously recognized in profit or loss. Changes in impairment provisions attributable to effective interest rate are reflected as a component of financial income.

If an increase (gain) is identified in periods subsequent to recognition of the loss, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale financial asset is recognized in the revaluation reserve in equity.

- Non-financial assets:

Non-financial assets that have indefinite useful lives, such as goodwill, are tested annually to check that the asset's carrying amount does not exceed the recoverable value. Other assets subject to amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may be impaired.

In impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount, which is the greater of its value in use and its fair value less costs to sell.

The methods used to assess impairment include tests based on the asset's value in use. In such cases, the assets (e.g. goodwill) are segregated and grouped together at the lowest level that generates identifiable cash flows (the "cash generating unit", or CGU). If there is an indication of impairment, the loss is recognized in profit or loss. Except in the case of goodwill, where the loss cannot be reversed in the subsequent period, impairment losses are assessed annually for any possibility to reverse the impairment.

Goodwill included in the carrying amount of an investment in an associate, as it is not recognized individually, is tested with the investment, as if it were a single asset.

3.7 Provisions

A provision is recognized if, as a result of a past event, there is a legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If applicable, provisions are determined by discounting the expected future cash flows at a rate that reflects current market assessment and the risks specific to the liability.

3.8 Employee benefits

The subsidiaries have post-employment benefits and pension plans, recognized by the accrual method in accordance with CPC 33 “Employee benefits”. Although the plans have particularities, they have the following characteristics:

 i.       Defined contribution plan: a post-employment benefit plan under which the Company pays fixed contributions into a separate entity and will have no liability for the actuarial deficits of this plan. The obligations are recognized as an expense in profit or loss in the periods during which the services are rendered.

ii.       Defined benefit plan: The net obligation is calculated as the difference between the present value of the actuarial obligation based on assumptions, biometric studies and interest rates in line with market rates, and the fair value of the plan assets of the reporting date. The actuarial liability is calculated annually by independent actuaries using the projected unit credit method. The subsidiaries use the corridor method to avoid fluctuations in the macroeconomic conditions distorting the profit or loss for the period. The accumulated differences between the actuarial estimates and the actual results are therefore not recognized in the financial statements unless they are in excess of 10% of the greater of the plan liabilities and assets. Unrecognized gains and losses in excess of this limit are recognized in profit or loss for the year over the estimated remaining service time of the employees. If the plan records a surplus and it becomes necessary to recognize an asset, recognition is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

3.9 Dividends and Interest on shareholders’ equity

Under Brazilian law, the Company is required to distribute a mandatory minimum annual dividend of 25% of net income adjusted in accordance with the bylaws. According to international accounting practices, CPC 24 and ICPC 08, a provision may only be made for the minimum mandatory dividend, and dividends declared but not yet approved are only recognized as a liability in the financial statements after approval by the competent body. They will therefore be held in equity, in the “Additional dividend proposed” account, as they do not meet the criteria of present liability at the reporting date.

As established in the Company's bylaws and in accordance with current Corporate law, the Board of Directors is responsible for declaring interim dividends and Interest on shareholders’ equity  determined in a half-yearly balance sheet. Interim dividends declared at the base date of June 30 is only recognized as a liability in the Company's financial statement after the date of the Board's decision.

In accordance with the new accounting practice, Interest on shareholders’ equity  is no longer shown in the statement of income for the year and the effects are only stated in changes in equity and in the effective income tax and social contribution rates.

3.10 Revenue recognition

Operating income in the course of ordinary activities of the subsidiaries is measured at the fair value of the consideration received or receivable. Operating revenue is recognized when persuasive evidence exists that the most significant risks and rewards have been transferred to the buyer, when it is probable that the financial and economic rewards will flow to the entity, that the associated costs can be reliably estimated, and the amount of the operating income can be reliably measured.

Revenue from distribution of electric energy is recognized when the energy is billed. Unbilled income related to the monthly billing cycle is appropriated based on the actual amount of energy provided in the month and the annualized loss rate. Historically, the difference between the unbilled revenue and the actual consumption, which is recognized in the subsequent month, has not been material. Revenue from energy generation sales is accounted for based on the assured energy and at tariffs specified in the terms of the contract or the current market price, as applicable. Energy commercialization revenue is accounted for based on bilateral contracts with market agents and duly registered with the Electric Energy Commercialization Chamber - CCEE. No single consumer represents 10% or more of the total billing.

Service revenue is recognized when the service is effectively provided, under a service agreement between the parties.

Revenue from construction contracts is recognized by the percentage of completion method (“fixed-price”), and losses are recognized in profit or loss as incurred.

3.11 Income tax and Social contribution

Income tax and Social contribution expense for the period is calculated and recognized in accordance with the legislation in force and comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to an item recognized directly in equity or in the revaluation reserve in equity, which is recognized net of tax effects.

Current tax is the expected tax payable or receivable/to be offset on the taxable income or loss for the year. Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the equivalent amounts used for tax purposes.

The Company and certain subsidiaries recorded in their financial statements the effects of tax loss carryforwards and temporary non-deductible differences, based on projections of future taxable profits, approved by the Boards of Directors and examined by the Fiscal Council. The subsidiaries also recognized tax credits on merged goodwill, which is amortized in proportion to the individual projected net incomes for the remaining term of each concession agreement.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred income tax and social contribution assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.12 Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to the Company by the weighted average number of common and preferred shares outstanding during the period. Diluted earnings per share is determined by the above-mentioned weighted average number of shares outstanding, adjusted for the effects of all dilutive potential convertible notes for the reporting periods, in accordance with CPC 41 e IAS 33.

3.13 Regulatory assets and liabilities

In accordance with the preliminary interpretation of IASB/IFRIC, regulatory assets and liabilities cannot be recognized in the Company's financial statements as they do not meet the requirements for assets and liabilities described in the Framework for the Preparation and Presentation of Financial Statements. The rights or offsetting are therefore only reflected in the financial statements to the extent that the electric energy is consumed by the captive customers.

(4)   DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable and willing parties under normal market conditions. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair values were recognized based on quoted prices in an active market, or assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the BM&F, BOVESPA and ANDIMA websites, when available. Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph in Brazilian reais.

Financial assets classified as available-for-sale refer to the right to compensation to be paid by the Federal Government on reversal of the assets of the distribution concessionaires. The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, consists of revaluation at market price of the distribution infrastructure. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indices.

Although the methodology and criteria for valuation of the compensation on reversal of the assets has not yet been defined by the Federal Government, company management believes that it will be based at least on the tariff pricing model. Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the regulatory authority and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in conformity with the Tariff Review process.

(5)  CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Bank deposits	49	4,700	152,609	361,749
Short-term financial investments	80,955	106,258	1,814,592	1,201,148
Total	81,004	110,958	1,967,201	1,562,897

Short-term financial investments are short-term transactions with institutions operating in the Brazilian financial market, with daily liquidity, low credit risk and average interest of 100% of the Interbank deposit rate (CDI).

(6) CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at March 31, 2011 and December 31, 2010:

	Consolidated
	Amounts	Past due		Total
	coming due	until 90 dias	> 90 dias	March 31, 2011	December 31, 2010
Current
Consumer classes
Residential	319,349	214,295	19,651	553,295	502,539
Industrial	145,906	49,984	40,956	236,846	232,943
Commercial	125,091	47,915	12,443	185,449	169,955
Rural	31,259	6,635	2,777	40,671	39,094
Public administration	28,560	6,771	955	36,286	32,614
Public lighting	26,988	3,781	12,112	42,881	41,749
Public utilities	33,177	5,540	725	39,442	40,055
Billed	710,330	334,921	89,619	1,134,870	1,058,949
Unbilled	486,269	-	-	486,269	465,077
Financing of Consumers' Debts	80,292	8,804	26,623	115,719	112,141
Free energy	3,838	-	-	3,838	3,727
CCEE transactions	6,930	-	-	6,930	23,932
Concessionaires and Licensees	176,870	-	-	176,870	193,852
Provision for doubtful accounts	-	-	(83,903)	(83,903)	(80,692)
Other	14,123	-	-	14,123	39,086
Total	1,478,653	343,725	32,339	1,854,718	1,816,073

Non current
Financing of Consumers' Debts	152,926	-	-	152,926	154,436
CCEE transactions	41,301	-	-	41,301	41,301
Total	194,227	-	-	194,227	195,738

Allowance for doubtful accounts

Consolidated
As of December 31, 2010	(80,692)
Provision recognized	(23,299)
Recovery of revenue	6,931
Write-off of accounts receivable provisioned	13,156
As of March 31, 2011	(83,903)

(7) FINANCIAL INVESTMENTS

In 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electric Energy Agreement between Companhia Energética de São Paulo (“CESP”) (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled by CPFL Brasil using the funds derived from the acquisition of energy produced by that company.

As of March 31, 2011, the current assets balance of the parent company is R$ 42,929 (R$ 42,533 as of December 31, 2010), and the noncurrent assets balance is R$ 31,372 (R$ 39,216 as of December 31, 2010).  The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is amortized in monthly installments of amounts corresponding to the purchase of energy.

(8) RECOVERABLE TAXES

	Parent company		Consolidated
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Current
Prepayments of social contribution - CSLL	379	379	1,600	1,425
Prepayments of income tax - IRPJ	872	872	2,088	2,791
IRRF on interest on equity	30,039	30,039	30,459	30,347
Income tax and social contribution to be offset	761	761	15,286	11,449
Withholding tax - IRRF	3,174	2,870	38,375	40,804
ICMS to be offset	-	-	72,835	72,999
Social Integration Program - PIS	-	-	5,096	3,801
Contribution for Social Security financing- COFINS	42	42	19,592	13,437
National Social Security Institute - INSS	1	1	1,846	2,230
Other	26	26	10,929	13,736
Total	35,295	34,992	198,106	193,020

Noncurrent
Social contribution to be offset - CSLL	-	-	34,047	32,390
Income tax to be offset - IRPJ	-	-	1,001	1,001
ICMS to be offset	-	-	106,776	101,380
Social Integration Program - PIS	2,787	2,787	2,855	2,855
Other	-	-	1,413	1,340
Total	2,787	2,787	146,092	138,966

(9) DEFERRED TAXES

9.1- Composition of the tax credits:

	Parent company		Consolidated
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Social contribution credit/(debit)
Tax loss carryforwards	42,715	42,715	49,910	51,806
Tax benefit of merged goodwill	-	-	167,849	172,256
Temporarily non-deductible differences	724	724	(22,861)	(12,416)
Subtotal	43,440	43,440	194,898	211,646

Income tax credit / (debit)
Tax losses	129,690	129,690	143,426	143,866
Tax benefit of merged goodwill	-	-	569,062	583,724
Temporarily non-deductible differences	4,642	4,599	(62,403)	(33,620)
Subtotal	134,331	134,289	650,085	693,969

PIS and COFINS credit/(debit)
Temporary non-deductible differences	-	-	(12,763)	78

Total	177,771	177,729	832,220	905,693

Total tax credit	177,771	177,729	1,109,579	1,183,460
Total tax debit	-	-	(277,359)	(277,767)

9.2 - Tax Benefit on Merged Goodwill:

  The tax benefit on merged goodwill refers to the tax credit calculated on the merged goodwill on acquisition and is recorded in accordance with CVM Instructions nº 319/99 and nº 349/01. The benefit is realized in proportion to amortization of the merged goodwill that gave rise to it, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 14.

	Consolidated
	March 31, 2011		December 31, 2010
	CSLL	IRPJ	CSLL	IRPJ
CPFL Paulista	92,365	256,571	94,584	262,734
CPFL Piratininga	20,807	71,397	21,274	73,002
RGE	40,267	166,291	41,117	169,805
CPFL Santa Cruz	4,415	13,883	4,705	14,794
CPFL Leste Paulista	2,472	7,528	2,622	7,986
CPFL Sul Paulista	3,561	11,114	3,767	11,758
CPFL Jaguari	2,165	6,574	2,305	7,002
CPFL Mococa	1,372	4,266	1,456	4,527
CPFL Geração	-	30,199	-	30,877
CPFL Serviços	425	1,239	425	1,239
Total	167,849	569,062	172,256	583,724

9.3 – Accumulated balances on temporary nondeductible differences:

	Consolidated
	March 31, 2011			December 31, 2010
	CSLL	IRPJ	PIS/COFINS	CSLL	IRPJ	PIS/COFINS
Temporary non-deductible differences:
Reserve for contingencies	18,928	52,860	-	18,396	50,984	-
Private pension fund	2,841	8,890	-	3,051	9,473	-
Allowance for doubtful accounts	7,194	20,023	-	7,426	21,026	-
Free energy provision	3,875	10,763	-	3,730	10,362	-
Research and Development and Energy Efficiency Programs	16,212	45,033	-	15,079	41,883	-
Profit-sharing	2,573	7,809	-	2,338	7,160	-
Depreciation rate difference - Revaluation	9,120	25,335	-	9,306	25,846	-
Financial instruments (IFRS / CPC)	448	1,245	-	623	1,595	-
Recognition of the concession - adjustment of intangible assets (IFRS / CPC)	(2,488)	(6,911)	-	(1,945)	(5,404)	-
Reversal of regulatory assets and liabilities (IFRS / CPC)	(12,675)	(35,255)	(14,536)	(1,076)	(3,030)	(1,399)
Actuarial losses on the transition of accounting practices (IFRS/CPC)	26,401	73,332	-	27,035	75,098	-
Other adjustments changes in practices	10,685	29,605	-	9,289	26,000	-
Other	3,874	10,022	1,773	3,166	7,713	1,477
Temporarily non-deductible differences - comprehensive income:
Recognition of the concession - financial adjustment (IFRS / CPC)	(27,594)	(76,664)	-	(25,337)	(70,388)	-
Property, plant and equipment - deemed cost adjustments (IFRS/CPC)	(82,256)	(228,490)	-	(83,497)	(231,938)	-
Total	(22,861)	(62,403)	(12,763)	(12,416)	(33,620)	78

9.4 - Reconciliation of the amounts of income tax and social contribution reported in the quarters ended March 31, 2011 and 2010:

	Parent company
	1st quarter 2011		1st quarter 2010
	CSLL	IRPJ	CSLL	IRPJ
Income before taxes	459,738	459,738	481,611	481,611
Adjustments to reflect effective rate:
Equity in subsidiaries	(506,095)	(506,095)	(523,779)	(523,779)
Amortization of intangible asset acquired	28,641	36,297	28,945	35,362
Other permanent additions, net	17	36	420	468
Calculation base	(17,700)	(10,024)	(12,803)	(6,338)
Statutory rate	9%	25%	9%	25%
Tax credit result	1,593	2,506	1,152	1,585
Tax credit allocated	(1,593)	(2,464)	(816)	(606)
Total	-	42	336	979

Current	-	-	-	-
Deferred	-	42	336	979

	Consolidated
	1st quarter 2011		1st quarter 2010
	CSLL	IRPJ	CSLL	IRPJ
Income before taxes	723,050	723,050	759,644	759,644
Adjustments to reflect effective rate:
Amortization of intangible asset acquired	28,641	36,601	28,945	35,765
Realization CMC	2,592	-	3,190	-
Effect of presumed profit system	(6,771)	(7,837)	(6,890)	(7,979)
Elimination Law 11.941/09 art. 4	44	425	-	-
Other permanent additions, net	(966)	(8,572)	1,922	(2,994)
Calculation base	746,589	743,666	786,811	784,436
Statutory rate	9%	25%	9%	25%
Tax debit result	(67,193)	(185,917)	(70,813)	(196,109)
Tax credit allocated	(1,599)	(2,466)	(1,729)	(3,130)
Total	(68,792)	(188,383)	(72,542)	(199,239)

Current	(54,300)	(150,782)	(56,056)	(156,446)
Deferred	(14,492)	(37,601)	(16,486)	(42,793)

(10)  FINANCIAL ASSET OF CONCESSION

Consolidated
As of December 31, 2010	934,646
Additions	56,990
Marked to market	25,087
Disposal	(15)
As of March 31, 2011	1,016,709

The balance refers to the fair value of the financial asset in relation to the right established in the concession agreements of the energy distributors to receive payment on reversal of the assets at the end of the concession.

Under the current tariff model, interest on the asset is recognized in profit or loss on billing of the consumers and realized on receipt of the electric energy bills. The difference in relation to the adjustment to market value is recognized against the revaluation reserve in equity.

(11)  OTHER CREDITS

	Consolidated
	Current		Noncurrent
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Receivables	13,138	17,155	45,764	39,440
Advances - Fundação CESP	12,958	7,995	-	-
Advances to suppliers	20,747	16,677	-	-
Pledges, funds and tied deposits	884	2,107	109,983	89,050
Fund tied to foreign currency loans	-	-	20,367	21,222
Orders in progress	118,407	50,860	-	-
Reimbursement RGR	5,118	5,683	1,909	1,909
Advance energy purchase agreements	22,927	15,817	62,772	65,786
Advances to employees	9,171	-	-	-
Collection agreements	62,265	48,228	-	-
Prepaid expenses	37,075	29,550	2,212	2,722
Other	89,287	59,739	2,611	1,972
Total	391,979	253,812	245,617	222,100

(12) INVESTMENTS

	Parent company
	March 31, 2011	December 31, 2010
Permanent equity interests - equity method
By equity method of the subsidiary	5,287,351	4,764,698
Value-added of assets, net	1,360,023	1,396,320
Goodwill	6,054	6,054
Total	6,653,428	6,167,072

12.1 - Permanent Equity Interests – equity method:

The main information on the investments in direct permanent equity interests is as follows:

		March 31, 2011				March 31,2011	December 31, 2010	March 31,2011	December 31, 2010
Investment	Number of shares (thousand)	Total assets	Capital	Shareholders' Equity	Profit or loss for the year	Shareholders Equity Interest		Equity in Subsidiaries
CPFL Paulista	109,810	5,141,915	109,810	990,978	175,528	990,978	808,682	175,528	236,657
CPFL Piratininga	53,031,259	2,217,863	70,587	516,531	116,880	516,531	396,907	116,880	98,874
CPFL Santa Cruz	371,772	256,447	45,331	109,653	6,366	109,653	101,759	6,366	6,302
CPFL Leste Paulista	895,373	167,338	12,217	70,925	2,881	70,925	66,912	2,881	3,138
CPFL Sul Paulista	463,482	140,390	10,000	67,159	3,965	67,159	62,467	3,965	3,256
CPFL Jaguari	212,126	94,013	5,716	47,141	3,264	47,141	43,433	3,264	2,508
CPFL Mococa	121,761	70,406	9,850	38,369	1,293	38,369	36,691	1,293	1,746
RGE	807,168	2,857,450	867,604	1,244,505	54,825	1,244,505	1,186,849	54,825	53,452
CPFL Geração	205,487,716	4,068,825	1,039,618	1,987,361	78,486	1,987,361	1,908,873	78,486	52,683
CPFL Jaguari Geração	40,108	48,671	40,108	48,539	2,205	48,539	46,334	2,205	1,328
CPFL Brasil	2,999	638,770	2,999	150,366	56,132	150,366	94,234	56,132	62,515
CPFL Planalto	630	12,299	630	9,632	3,282	9,632	6,353	3,282	2,578
CPFL Serviços	1,482,334	36,020	5,800	4,645	341	4,645	4,304	341	(1,173)
CPFL Atende (*)	1	18,611	1	(158)	596	(158)	(755)	596	(27)
Chumpitaz	100	470	0	109	109	109	0	109	-
CPFL Jaguariuna	189,620	2,668	2,481	1,596	(57)	1,596	1,654	(57)	(58)

(*) Number of quotes

12.2 – Added value on assets and goodwill

Added value on assets refers mainly to the right to exploit the concession acquired through business combinations. The goodwill relates mainly to the acquisition of investments, based on projections of future income.

The amounts have been reclassified to intangible assets in the consolidated financial statements.

(13)  PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
As of December 31, 2010	180,382	1,533,696	1,354,882	1,916,219	3,695	12,940	784,650	5,786,465
Cost	182,772	1,814,135	1,674,388	2,655,031	7,885	16,442	784,650	7,135,303
Accumulated depreciation	(2,390)	(280,439)	(319,506)	(738,812)	(4,190)	(3,502)	-	(1,348,838)

Additions	-	779	456	268	-	-	189,854	191,357
Disposals	-	-	-	-	-	-	-	-
Transfers	(18,461)	44	54	(24)	51	46	18,290	-
Depreciation	(353)	(14,706)	(18,318)	(14,536)	(291)	(395)	-	(48,599)

As of March 31, 2011	161,568	1,519,813	1,337,075	1,901,927	3,455	12,591	992,795	5,929,223
Cost	164,310	1,814,958	1,674,898	2,655,275	7,937	16,496	992,795	7,326,670
Accumulated depreciation	(2,743)	(295,145)	(337,823)	(753,348)	(4,482)	(3,905)	-	(1,397,446)

Average depreciation rate	-	2.00%	4.00%	3.69%	20.00%	10.00%	-

As mentioned in item 3.4, certain assets were measured at deemed cost at the transition date, while the assets of recently-built plants are recognized at cost, which in Management’s opinion, approximates market value. Property, plant and equipment were valuated to their market values based on an appraisal carried out by an independent engineering company specializing in equity valuation. Added value of R$ 1,002,991 was determined at January 1, 2009 and recognized in the revaluation reserve in equity.

In conformity with CPC 20, the interest on the loans taken out by the projects to finance the construction is capitalized during the construction phase. For further details of construction assets and fund raising costs, see note 29.

(14)  INTANGIBLE ASSETS

	Consolidated
	March 31, 2011			December 31, 2010
	Historic cost	Accumulated amortization	Net value	Net value
Goodwill	6,054	-	6,054	6,054
Intangible assets - Concession rights:
Acquired in business combinations	3,734,978	(1,739,046)	1,995,933	2,041,944
Distribution infrastructure - operational	8,298,347	(4,955,043)	3,343,304	3,335,775
Distribution infrastructure - in progress	713,570	-	713,570	694,139
Public utility	407,286	(13,155)	394,131	397,984
Other intangible assets	165,286	(58,483)	106,802	108,978
Total intangible assets	13,325,521	(6,765,727)	6,559,794	6,584,874

Historic cost			13,325,521	13,228,310
Accumulated amortization			(6,765,727)	(6,643,433)
			6,559,794	6,584,874

14.1 – Intangible asset from business combination

Added value on assets refers mainly to the right to exploit the concession acquired through business combinations.

	Consolidated
	March 31, 2011			December 31, 2010	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2011	2010
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent Company
CPFL Paulista	304,861	(105,642)	199,219	204,045	5.96%	5.90%
CPFL Piratininga	39,065	(13,046)	26,018	26,603	5.99%	6.19%
RGE	3,150	(644)	2,506	2,560	6.81%	5.80%
CPFL Geração	54,555	(18,590)	35,964	36,733	5.66%	6.53%
CPFL Santa Cruz	9	(2)	8	8		8.81%
CPFL Leste Paulista	3,333	(615)	2,718	2,887	15.8%	8.37%
CPFL Sul Paulista	7,288	(1,278)	6,010	6,356	14.92%	7.99%
CPFL Jaguari	5,213	(1,006)	4,207	4,503	18.00%	8.51%
CPFL Mococa	9,110	(1,721)	7,389	7,841	15.34%	8.70%
CPFL Jaguari Geração	7,896	(635)	7,261	7,422	7.20%	3.75%
	434,480	(143,179)	291,301	298,957

Subsidiaries
ENERCAN	10,233	(2,494)	7,739	7,916	6.90%	6.93%
Barra Grande	3,081	(1,058)	2,023	2,069	5.98%	5.93%
Chapecoense	7,376	(75)	7,301	7,376	4.08%	-
EPASA	499	(5)	494	499	3.85%	-
Parque éolico Santa Clara	31,737	-	31,737	31,737		-
Parque éolico Campo dos Ventos	5,576	-	5,576	5,576		-
Outros	14,480	(11,410)	3,070	3,248	4.99%	4.99%
	72,982	(15,042)	57,940	58,421

Subtotal	507,462	(158,221)	349,240	357,379

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(744,256)	376,010	380,711	1.68%	1.69%
CPFL Geração	426,450	(224,490)	201,960	206,491	4.25%	3.92%
Subtotal	1,546,716	(968,746)	577,970	587,202

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(430,972)	643,054	658,503	5.96%	5.90%
CPFL Piratininga	115,762	(38,660)	77,101	78,834	5.99%	6.19%
RGE	310,128	(71,932)	238,195	243,296	6.81%	6.33%
CPFL Santa Cruz	61,685	(30,927)	30,758	32,778	21.17%	13.07%
CPFL Leste Paulista	27,034	(9,581)	17,453	18,507	20.25%	15.48%
CPFL Sul Paulista	38,168	(13,295)	24,873	26,312	18.98%	15.14%
CPFL Mococa	15,124	(5,534)	9,590	10,174	19.87%	15.96%
CPFL Jaguari	23,600	(8,286)	15,313	16,300	22.68%	15.76%
CPFL Jaguari Geração	15,275	(2,891)	12,384	12,659	8.17%	7.94%
Subtotal	1,680,801	(612,079)	1,068,722	1,097,363

Total	3,734,978	(1,739,046)	1,995,933	2,041,944

14.2 Changes in Intangible assets

Intangible assets changes for the period ended on March 31, 2011 are as follows:

	Consolidated
		Concession right
	Goodwill	Acquired in business combinations	Public utility	Distribution infrastructure - operational	Distribution infrastructure - in progress	Other intangible assets	TOTAL
Intangible asset at December 31, 2010	6,054	2,041,944	397,984	3,335,775	694,139	108,978	6,584,874
Additions	-	-	-	1,963	230,554	2,132	234,649
Amortization	-	(46,013)	(3,853)	(93,766)	-	(4,308)	(147,938)
Transfer - intangible assets	-	-	-	99,374	(99,374)	-	-
Transfer - financial asset	-	-	-	-	(56,990)	-	(56,990)
Transfer - other assets	-	-	-	(42)	(54,759)	-	(54,801)
Intangible asset at March 31, 2011	6,054	1,995,933	394,131	3,343,304	713,570	106,802	6,559,794

According to CPC20, interests from loans are capitalized for the qualified intangible assets. For further details about interest capitalized and rates see note 29.

(15)  SUPPLIERS

	Consolidated
	March 31, 2011	December 31, 2010
Current
System Service Charges	22,625	32,406
Energy purchased	627,676	584,018
Electricity Network Usage Charges	164,129	160,099
Materials and Services	214,037	199,264
Free Energy	72,129	70,262
Other	30	1,335
Total	1,100,624	1,047,385

(16)  INTEREST ON DEBTS, LOANS AND FINANCING

	Consolidated
	March 31, 2011				December 31, 2010
	Interest - Current and Noncurrent	Principal		Total	Interest - Current and Noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Brazilian currency
BNDES - Power increases	48	4,390	7,570	12,008	55	5,040	8,498	13,593
BNDES - Investment	13,627	361,503	3,022,047	3,397,177	8,494	329,993	3,016,364	3,354,851
BNDES - Other	983	91,252	121,392	213,627	1,028	72,123	146,414	219,565
Financial Institutions	85,217	70,608	1,615,844	1,771,669	50,269	144,624	1,255,312	1,450,205
Other	594	15,038	32,478	48,109	594	23,337	34,477	58,408
Subtotal	100,469	542,791	4,799,331	5,442,590	60,440	575,117	4,461,065	5,096,622

Foreign currency
Financial Institutions	926	3,666	39,833	44,425	432	3,750	40,750	44,932
Subtotal	926	3,666	39,833	44,425	432	3,750	40,750	44,932

Total at Cost	101,395	546,457	4,839,164	5,487,015	60,872	578,867	4,501,815	5,141,554

Measured at fair value
Foreign currency
Financial Institutions	9,917	399,185	-	409,103	8,799	-	416,028	424,827
Total	9,917	399,185	-	409,103	8,799	-	416,028	424,827

Total	111,312	945,642	4,839,164	5,896,118	69,671	578,867	4,917,843	5,566,381

	Consolidated
Measured at cost	March 31, 2011	December 31, 2010	Annual interest	Amortization	Collateral
Brazilian currency
BNDES - Power increases
CPFL Geração	12,008	13,593	TJLP + 3.1% up to 4.3%	36 to 84 monthly installments from february 2003 to december 2008	CPFL Energia and CPFL Paulista guarantee
BNDES/BNB - Investment
CPFL Paulista - FINEM III	73,985	80,711	TJLP + 3.3%	72 monthly installments from january 2008	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM IV	240,537	256,572	TJLP + 3.28% to 3.4%	60 monthly installments from january 2010	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	99,427	98,051	TJLP + 2.12% to 3.3%	72 monthly installments from february 2012	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	35,460	35,135	Fixed rate 5.5% to 8.0%	114 monthly installments from august 2011	CPFL Energia guarantee and receivables
CPFL Paulista - FINAME	49,176	36,067	Fixed rate 4.5%	96 monthly installments from january 2012	CPFL Energia guarantee
CPFL Piratininga - FINEM II	43,950	47,945	TJLP + 3.3%	72 monthly installments from january 2008	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM III	100,261	106,944	TJLP + 3.28% to 3.4%	60 monthly installments from january 2010	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	55,853	55,099	TJLP + 2.12% to 3.3%	72 monthly installments from february 2012	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	13,199	13,081	Fixed rate 5.5% to 8.0%	114 monthly installments from august 2011	CPFL Energia guarantee and receivables
CPFL Piratininga - FINAME	25,627	22,905	Fixed rate 4.5%	96 monthly installments from january 2012	CPFL Energia guarantee
RGE - FINEM III	39,250	44,858	TJLP + 5.0%	60 monthly installments from january 2008	Receivables / Reserve account
RGE - FINEM IV	153,114	163,321	TJLP + 3.28 to 3.4%	60 monthly installments from january 2010	Receivables / CPFL Energia guarantee
RGE - FINEM V	60,852	59,967	TJLP + 2.12 to 3.3%	72 monthly installments from february 2012	Receivables / CPFL Energia guarantee
RGE - FINEM V	9,729	9,710	Fixed rate 5.5%	96 monthly installments from february 2013	Receivables / CPFL Energia guarantee
RGE - FINAME	5,373	4,857	Fixed rate 4.5%	96 monthly installments from january 2012	CPFL Energia guarantee
CPFL Santa Cruz	9,864	10,483	TJLP + 2.90%	54 monthly installments from december 2010	CPFL Energia guarantee and receivables
CPFL Mococa	5,171	5,475	TJLP + 2.90%	54 monthly installments from january 2011	CPFL Energia guarantee and receivables
CPFL Jaguari	4,552	4,825	TJLP + 2.90%	54 monthly installments from december 2010	CPFL Energia guarantee and receivables
CPFL Leste Paulista	6,357	3,261	TJLP + 2.90%	54 monthly installments from june 2011	CPFL Energia guarantee and receivables
CPFL Sul Paulista	6,884	4,735	TJLP + 2.90%	54 monthly installments from june 2011	CPFL Energia guarantee and receivables
CPFL Geração	78,165	74,531	TJLP + 1.72%	192 monthly installments from may 2013	Shares / Receivables / Equipment/ CPFL Energia guarantee
BAESA	116,423	120,347	TJLP + 3.125% to 4.125%	144 monthly installments from september 2006	Pledge of shares, credit rights and revenue
BAESA	23,027	24,244	UMBND + 3.125% (1)	144 monthly installments from november 2006	Pledge of shares, credit rights and revenue
ENERCAN	265,689	273,992	TJLP + 4%	144 monthly installments from april 2007	Letters of guarantee
ENERCAN	15,091	15,932	UMBND + 4%	144 monthly installments from april 2007	Letters of guarantee
CERAN	545,133	557,451	TJLP + 3.69% to 5%	168 monthly installments from december 2005	CPFL Energia guarantee
CERAN	51,660	53,845	UMBND + 3.69% to 5% (2)	168 monthly installments from february 2006	CPFL Energia guarantee
Foz do Chapecó	1,016,871	996,013	TJLP + 2.49% to 2.95%	192 monthly installments from october 2011	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CPFL Bioenergia - FINEM	40,269	39,512	TJLP + 1.9%	144 monthly installments from june 2011	Mortgage, credit rights and CPFL Energia guarantee
CPFL Bioenergia - FINAME	39,805	39,369	Fixed rate 4.5%	102 monthly installments from june 2011	Mortgage, credit rights and CPFL Energia guarantee
CPFL Sul Centrais - FINEM	6,681	-	TJLP + 3.5%	46 monthly installments from april 2011
CPFL Brasil - FINEM	30,061	-	TJLP + 1.87% to 1.90%	168 monthly installments from january 2012	CPFL Energia guarantee
CPFL Brasil - FINAME	34,038	-	Fixed rate 5.5%	106 monthly installments from january 2012	CPFL Energia guarantee
EPASA - BNB	95,644	95,613	Fixed rate 10%	132 monthly installments from january 2013	Bank guarantee

BNDES - Other
CPFL Brasil - Purchase of assets	5,249	6,785	TJLP + 1.94% to 2.84%	36 monthly installments from may 2009	Tied to the asset acquired
CPFL Brasil - Purchase of assets	1,118	-	Fixed rate 4.5% and 5.5%	96 monthly installments from march 2012	CPFL Energia guarantee
CPFL Piratininga - Working capital	102,946	105,652	TJLP + 5.0% (3)	32 monthly installments from february 2011	No guarantee
CPFL Geração - FINEM - Working capital	54,633	53,232	TJLP + 4.95%	24 monthly installments from july 2011	CPFL Energia guarantee
CPFL Geração - FINAME - Working capital	49,681	53,896	TJLP + 4.95% (4)	23 monthly installments from february 2011	CPFL Energia guarantee

Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	33,337	34,874	IGP-M + 7.42%	240 monthly installments from may 1994	Receivables
Banco do Brasil	107,896	104,890	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil - Working capital (*)	205,231	199,622	98.50% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	147,077	-	99.00% of CDI	2 annual installments from march 2013.	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital (*)	18,896	18,360	98.5% of CDI	4 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	18,874	-	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
RGE
Banco do Brasil - Working capital (*)	243,528	236,830	98.5% of CDI	4 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	54,306	-	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Brasil
FINEP	3,673	3,675	Fixed-rate 5%	81 monthly installments from august 2011	Receivables
CPFL Santa Cruz
HSBC	46,526	45,206	CDI + 1.10%	1 installment in June 2011	CPFL Energia guarantee
Banco do Brasil - Working capital (*)	16,802	16,337	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	6,674	-	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital (*)	10,396	10,109	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	9,199	-	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Leste Paulista
Banco do Brasil - Working capital (*)	17,274	16,798	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	17,155	-	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital (*)	8,716	8,476	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	2,936	-	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital (*)	1,837	1,786	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	5,774	-	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Geração
Banco Itaú BBA	100,781	103,371	106.0% of CDI	1 installment in february 2014	CPFL Energia guarantee
Banco do Brasil	645,409	627,432	107.0% of CDI	1 installment in april 2015	CPFL Energia guarantee
CERAN
Banco Bradesco	23,132	22,439	CDI + 1.75%	1 installment in april 2012	No guarantee
Foz do Chapecó
Banco Alfa	26,240	-	111.45% of CDI	1 installment in january 2012	No guarantee

Other
Eletrobrás
CPFL Paulista	9,973	10,358	RGR + 6.0% to 9.0%	monthly installments up to july 2016	Receivables and promissory notes
CPFL Piratininga	804	925	RGR + 6%	monthly installments up to july 2016	Receivables and promissory notes
RGE	17,575	18,097	RGR + 6%	monthly installments up to june 2020	Receivables and promissory notes
CPFL Santa Cruz	3,768	3,947	RGR + 6%	monthly installments up to april 2018	Receivables and promissory notes
CPFL Leste Paulista	1,065	1,096	RGR + 6%	monthly installments up to february 2022	Receivables and promissory notes
CPFL Sul Paulista	1,778	1,837	RGR + 6%	monthly installments up to july 2018	Receivables and promissory notes
CPFL Jaguari	105	109	RGR + 6%	monthly installments up to may 2017	Receivables and promissory notes
CPFL Mococa	406	415	RGR + 6%	monthly installments up to february 2022	Receivables and promissory notes
Other	12,635	21,624
Subtotal Brazilian Currency - Cost	5,442,590	5,096,622

Foreign Currency
CPFL Paulista (5)
Debt Conversion Bond	2,927	2,982	US$ + Libor 6 months + 0.875%	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
C-Bond	6,280	6,298	US$ + 8%	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	14,296	14,570	US$ + Libor 6 months + 0.8125%	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	20,923	21,082	US$ + 6%	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
Subtotal Foreign Currency - Cost	44,425	44,932

Total Measured at cost	5,487,015	5,141,554

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Paulista
Banco ABN AMRO Real	409,103	424,827	Yen +1.49% (6)	1 installment in january 2012	No guarantee
Total Foreign Currency - fair value	409,103	424,827

Total - Consolidated	5,896,118	5,566,381

The subsdiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais, corresponding to :
(1) 138.80% of CDI	(3) 106.0% of CDI
(2) 138.80% of CDI	(4) 106.0% of CDI
(5) As certain assets are dollar indexed, a partial swap of R$ 23,269 was contracted, converting the currency variation to 105.95% of the CDI.
(6) 104.98% of CDI

(*) Efective rate:
CPFL Paulista and CPFL Piratininga - 98.5% CDI + 1.0% fee + 1.88% IOF;
RGE - R$ 85.1 million 98.5% CDI + 1.0% fee + 1.88% IOF; R$ 147.4 million 98.5% CDI + 0.4% fee + 1.88% IOF
CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 98.5% CDI + 0.4% fee + 1.88% IOF

(**) Effective rate: 99.0% of CDI + 1,0% fee + 1,88% IOF

In conformity with CPCs 38 and 39 (Financial Instruments), the Company and its subsidiaries classified their debts, as segregated in the tables above, as (i) financial liabilities not measured at fair value (or measured at cost), and (ii) financial liabilities measured at fair value through profit or loss.

The objective of classification of financial liabilities measured at fair value is to compare the effects of recognition of income and expense derived from marking hedge derivatives to market, tied to the debts, in order to obtain more relevant and consistent accounting information. As of March 31, 2011, the total balance of the debt measured at fair value of CPFL Paulista was R$ 409,103 (R$ 424,827 as of December 31, 2010), and the amount related to the cost was R$ 412,633 (R$ 429,792 as of December 31, 2010).

The changes in the fair values of this debt are recognized in the financial income (expense) of the subsidiary. The gain of R$ 3,530 (gain of R$ 4,965 in 2010) obtained by marking the debts to market are offset by the effects of R$ 5,640 (R$ 7,607 in 2010) obtained by marking to market the derivative financial instruments contracted as a hedge against exchange variations (Note 32), resulting in a net accumulated loss of R$ 2,110 (R$ 2,642 in 2010).

Main fund-raising in the period:

Brazilian currency

BNDES - Investment

BNDES –FINEM V Investment (CPFL Paulista) - The subsidiary obtained the approval of a financing of R$ 291,043 from the BNDES in 2010, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System in the second half of 2010 and in 2011. There was no release in this quarter and the remaining balance of R$ 157,971 is scheduled to be released by the end of 2011.

FINAME (CPFL Paulista) – The subsidiary received approval for financing from the BNDES in 2009, of R$ 92,183 part of a FINAME credit line, to be invested in acquisition of equipment for the Electricity System in 2010 and 2011. The subsidiary received the amount of R$ 13,069 in this quarter, and the outstanding balance of R$ 43,100 is scheduled for release by the end of 2011. The interest will be paid quarterly, and amortized monthly from January 15, 2012.

FINEM IV (CPFL Piratininga) – The subsidiary received approval for financing from the BNDES in 2010, of R$ 165,621 part of a FINEM credit line, to be used for the implementation of the investment plan for the second half-year of 2010 and for 2011. There was no release in this quarter, and the outstanding balance of R$ 97,501 is scheduled for release by the end of 2011. The interest will be paid quarterly during the grace period and monthly during the amortization term.

FINAME (CPFL Piratininga) – The subsidiary received approval for financing of R$ 48,116 from the BNDES in 2009, part of a FINAME credit line, to be invested in to acquire equipment for the Electricity System in 2010 and 2011. The amount of R$ 2,718 was received in this quarter and the outstanding balance of R$ 22,539 is scheduled for release by the end of 2011. The interest will be paid quarterly, and amortized monthly from January 15, 2012.

FINAME (RGE) – The subsidiary received approval for financing of R$ 32,419 from the BNDES in 2009, part of a FINAME credit line, to be invested in to acquire equipment for the Electricity System in 2010 and 2011. The amount of R$ 515 was received in this quarter and the outstanding balance of R$ 27,057 is scheduled for release by the end of 2011. The interest will be paid quarterly, and amortized monthly from January 15, 2012.

BNDES Investment (CPFL Geração) – The subsidiary obtained approval for FINEM financing of R$ 574,098 from the BNDES in 2010, to be invested in the subsidiaries Santa Clara I to VI and Eurus VI. The amount of R$ 2,200 was released in this quarter and the outstanding balance of R$ 496,360 is scheduled for release by April 2013.

FINEM/FINAME (CPFL Brasil) – the subsidiary received approval for financing of a total amount of R$398,547 from the BNDES in 2010 will be used for the indirect subsidiary CPFL Bio Formosa, CPFL Bio Pedra, CPFL Bio Ipê and CPFL Bio Buriti. The amount of R$63,762 was released in this quarter and the outstanding balance of R$ 334,785 is scheduled for release by December 2011, except for CPFL Bio Pedra that is scheduled for release by June 2012.  The interest and amortization will be paid monthly, from December, 2011, except for CPFL Bio Pedra which will be from June 2012.

FINANCIAL INSTITUTIONS

Banco do Brasil – Working capital (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari e CPFL Sul Paulista) – these subsidiaries obtained approval for rural credit financing, of which a total amount of R$ 267,870 was released this quarter (R$ 261,504 net of costs), to cover working capital. The interest will be capitalized monthly and amortized together with the installments of the principal.

Financial institutions (Foz do Chapecó)- the indirect subsidiary Foz do Chapecó obtained a credit line in Alfa bank, in the amount of R$ 50,000 (R$25,500 our share), in order to to cover working capital.

The maturities of the principal long-term balances of loans and financing, taking into consideration only the amounts recorded at cost, are scheduled as follows:

Matuirity	Consolidated
2012	615,450
2013	791,821
2014	705,018
2015	1,049,582
2016	250,447
After 2016	1,426,844
Total	4,839,164

RESTRICTIVE COVENANTS

Banco do Brasil rural instruments are subject to certain financial covenants, containing clauses that, among other conditions, require the subsidiaries to maintain certain financial ratios within predefined parameters. The index is the maintaince of a ratio of net indebtedness to EBITDA of less than 3.0

The loan and financing agreements are subject to certain restrictive covenants, containing clauses that, among other conditions, require the subsidiaries to maintain certain financial ratios within predefined parameters. Details of these restrictive covenants are presented in the financial statements as of December 31, 2010.

The Management of the Company and its subsidiaries monitor these indices systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of Management of the Company and its subsidiaries, all restrictive covenants and clauses are being adequately complied with.

(17)  DEBENTURES

	Consolidated
	March 31, 2011				December 31, 2010
	Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total
Parent Company
3rd Issue
Single series	3,701	-	450,000	453,701	15,529	-	450,000	465,529

CPFL Paulista
3rd Issue
1st Series	23,746	213,333	426,667	663,746	5,925	213,333	426,667	645,925
4th Issue
Single series	3,159	109,774	-	112,933	6,323	109,601	-	115,924
	26,905	323,107	426,667	776,679	12,248	322,934	426,667	761,849
CPFL Piratininga
1st Issue
1st Series	-	-	-	-	10,733	200,000	-	210,733
3rd Issue
Single series	14,566	-	258,932	273,498	7,013	-	258,868	265,881
4th Issue
Single series	9,974	-	278,204	288,178	1,845	-	278,043	279,888
	24,540	-	537,136	561,676	19,591	200,000	536,911	756,502
RGE
2nd Issue
1st Series	2,778	29,060	-	31,838	2,019	28,370	-	30,389
3rd Issue
1st Series	3,758	33,333	66,667	103,758	939	33,333	66,667	100,939
2nd Series	3,848	46,667	93,333	143,848	7,721	46,667	93,333	147,721
3rd Series	728	13,333	26,667	40,728	1,824	13,333	26,667	41,824
4th Series	2,768	16,667	33,333	52,768	1,335	16,667	33,333	51,335
5th Series	2,768	16,667	33,333	52,768	1,335	16,667	33,333	51,335
4th Issue
Single series	5,313	184,809	-	190,122	10,633	184,623	-	195,256
	21,961	340,536	253,333	615,830	25,806	339,660	253,333	618,799

CPFL Leste Paulista
1st Issue
Single series	699	23,982	-	24,681	1,400	23,965	-	25,365

CPFL Sul Paulista
1st Issue
Single series	462	15,989	-	16,451	926	15,979	-	16,905

CPFL Jaguari
1st Issue
Single series	291	9,991	-	10,282	583	9,983	-	10,566

CPFL Brasil
1st Issue
Single series	4,768	164,844	-	169,612	9,545	164,728	-	174,273

CPFL Geração
2nd Issue
Single series	12,155	424,574	-	436,729	24,327	424,266	-	448,593
3rd Issue
Single series	14,790	-	263,203	277,993	7,121	-	263,137	270,258

EPASA
2nd Issue
Single series	7,397	51,000	152,161	210,558	-	-	204,406	204,406

BAESA
1st Series	345	3,164	14,239	17,748	357	3,165	15,030	18,552
2nd Series	283	2,570	11,565	14,418	294	2,569	12,207	15,070

Enercan
1st Series	1,936	2,708	50,630	55,274	339	2,709	50,623	53,671
	120,233	1,362,464	2,158,934	3,641,631	118,066	1,509,958	2,212,314	3,840,338

	Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral
Parent Company
3rd Issue
Single series	45,000	CDI + 0.45% (1)	CDI + 0.53%	3 annual installments from September 2012	Unsecured

CPFL Paulista
3rd Issue
1st Series	64,000	104.4% of CDI	104.4% CDI + 0.05%	3 annual installments from December 2011	CPFL Energia guarantee
4th Issue
Single series	175,000	110.3% of CDI	110.3% CDI + 0.79%	2 annual installments from June 2010	CPFL Energia guarantee

CPFL Piratininga
1st Issue
1st Series	40,000	104.0% of CDI	104.0% CDI + 0.16%	2 annual installments from July 2010	CPFL Energia guarantee
3rd Issue
Single series	260	107.0% of CDI	107.0% CDI + 0.67%	April 1st, 2015	CPFL Energia guarantee
4th Issue
Single series	280	109.09% of CDI	109.09% CDI + 0.83%	December 10, 2013	CPFL Energia guarantee

RGE
2nd Issue
1st Series	2,620	IGP-M + 9.6%	IGP-M + 9.73%	April 1st, 2011	Unsecured
3rd Issue
1st Series	1	CDI + 0.60% (2)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
2nd Series	1	CDI + 0.60% (3)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
3rd Series	1	CDI + 0.60% (4)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
4th Series	1	CDI + 0.60% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee
5th Series	1	CDI + 0.60% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee
4th Issue
Single series	185,000	110.30% of CDI	110.3% CDI + 0.82%	July 1st, 2011	Unsecured

CPFL Leste Paulista
1st Issue
Single series	2,400	111.90% of CDI	111.9% CDI + 0.65%	1 installment in June 2011	CPFL Energia guarantee

CPFL Sul Paulista
1st Issue
Single series	1,600	111.00% of CDI	111% CDI + 0.6%	1 installment in July 2011	CPFL Energia guarantee

CPFL Jaguari
1st Issue
Single series	1,000	111.90% of CDI	111.9% CDI + 0.79%	1 installment in July 2011	CPFL Energia guarantee

CPFL Brasil
1st Issue
Single series	16,500	111% of CDI	111% CDI + 0.57%	1 installment in July 2011	CPFL Energia guarantee

CPFL Geração
2nd Issue
Single series	425,250	109.8% of CDI	109.8% CDI + 0.58%	1 installment in July 2011	CPFL Energia guarantee
3rd Issue
Single series	264	107.0% of CDI	107.0% of CDI + 0.67%	1 installment in April 2015	CPFL Energia guarantee

EPASA
2nd Issue
Single series	400	111% of CDI	111% of CDI + 0.49%	12 monthly installments from December 2012	CPFL Energia guarantee

BAESA
1st Series	9,000	CDI + 0.3%	CDI + 0.43%	Quarterly with settlement in August 2016	Letters of guarantee
2nd Series	8,100	CDI + 0.4%	106% CDI + 0.12%	Annual with settlement in August 2016	Letters of guarantee

Enercan
1st Series	110	100% of CDI + 1.25% p.a	111.1% of CDI	Quarterly with settlement in December 2025	No guarantees

	The Company and its subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to
	(1) 104.4% of CDI		(3) 104.85% of CDI		(5) 104.87% of CDI
	(2) 105.07% of CDI		(4) 104.9% of CDI

The maturities of the long-term balance of debentures are scheduled as follows:

Maturity	Consolidated
2012	650,090
2013	777,575
2014	159,370
2015	531,506
2016	7,931
After 2016	32,462
Total	2,158,934

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters.  The details of these restrictive covenants are set forth in the December 31, 2010 financial statements.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the conditions are complied with.

In the opinion of the managements of the subsidiaries, these restrictive conditions and clauses are being adequately complied with.

(18)  EMPLOYEE PENSION PLANS

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

The plans currently in effect for the employees of the subsidiary CPFL Paulista, through Fundação CESP, are composed by a Defined Plan (Proportional Paid-Up Supplementary Benefit Plan) up to October 31, 1997, and after then a Mixed Benefit Plan for programmed retirements and a Benefit Plan for death and disability.

On modification of the Pension Plan in October 1997, the subsidiary recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP. This deficit will be liquidated in 240 monthly installments and 20 annual installments, maturing in October 2017, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Through the addendum to the agreement with Fundação CESP dated January 17, 2008, the payment terms were changed to 238 monthly payments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the liability as of March 31, 2011 is R$ 483,647 (R$ 479,877 as of December 31, 2010). The contract amount differs from the accounting recording of the subsidiary, which is in conformity with CPC 33.

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco.

II – CPFL Piratininga

The plans currently in effect for the employees of the subsidiary CPFL Piratininga, through Fundação CESP, are composed by a Defined Plan (Proportional Paid-Up Supplementary Benefit Plan) up to March 31, 1998, and after then a Benefit Plan and another of variable contributions.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana Eletricidade São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of  Fundação CESP, to be liquidated in 240 monthly installments and 20 annual installments, maturing in October 2017, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, in relation to the base date of December 31, 2007, with final maturity on May 31, 2026. The balance of the liability as of March 31, 2011 is R$ 133,930 (R$ 133,170 as of December 31, 2010).  The contract amount differs from the accounting entries made by the subsidiary, which are in conformity with CPC 33.

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco.

III – RGE

In the case of employees whose work contracts were transferred from CEEE to RGE, the plan is a defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE.

For employees admitted as from 1997, a defined contribution Benefit Generating Plan (PGBL – defined contribution) private pension plan was set up with Bradesco Vida e Previdência in January 2006. This plan does not generate any actuarial responsibility for the company.

IV – CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, administered by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

V – CPFL Geração

The plans currently in force for the employees of subsidiary CPFL Geração are a Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan, along the same lines as the CPFL Paulista plan.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, relating to the plan deficit calculated by the external actuaries of Fundação CESP, which is being amortized on a 240 monthly installments and 20 annual installments, maturing in October 2017, plus interest of 6% p.a. and restatement according to the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation, as of March 31, 2011, is R$ 9,646 (R$ 9,571 as of December 31, 2010). The contract amount differs from the accounting recording of the subsidiary, which is in conformity with CPC 33.

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco.

VI – CPFL Jaguariúna

In November 2005, the companies joined the CMSPREV private pension plan, administered by IHPREV Pension Fund. The plan is a defined contribution plan.

VII – Changes in the defined benefit plans

Changes occurred in this quarter related to the net actuarial liability according to CPC 33 as shown as follows:

	March 31, 2011
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Total liability	RGE	Total asset
Actuarial liabilities /(assets) at the beginning of the period	469,623	111,574	11,452	592,649	(5,800)	(5,800)
Expense recognized in income statement	(17,075)	(4,656)	(621)	(22,351)	-	-
Sponsors' contributions transferred during the period	(14,910)	(4,582)	(136)	(19,628)	-	-
Actuarial liabilities /(assets) at the end of the period	437,637	102,336	10,695	550,669	(5,800)	(5,800)
Other contributions	13,728	303	85	14,116	-	-
Subtotal	451,365	102,640	10,780	564,785	(5,800)	(5,800)
Other contributions RGE	-	-	-	3,742
Total liabilities	451,365	102,640	10,780	568,527

Current				38,438		-
Noncurrent				530,089		(5,800)

Expense and income recognized as operating cost in the actuarial report are shown below:

	1st quarter 2011
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Cost of service	261	945	34	-	1,240
Interest on actuarial obligations	76,183	19,482	1,668	-	97,333
Expected return on plan assets	(92,336)	(24,472)	(2,176)	-	(118,984)
Amortization of unrecognized actuarial gains	(1,183)	(611)	(147)	-	(1,941)
Total income	(17,075)	(4,656)	(621)	-	(22,351)

	1st quarter 2010
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Cost of service	275	1,202	36	288	1,801
Interest on actuarial obligations	73,114	18,883	1,586	4,587	98,170
Expected return on plan assets	(91,072)	(23,288)	(1,921)	(5,929)	(122,210)
Amortization of unrecognized actuarial gains	-	-	-	-	-
Subtotal	(17,683)	(3,203)	(299)	(1,054)	(22,239)
Expected contributions from participants	(9)	(314)	-	760	437
Total income	(17,692)	(3,517)	(299)	(294)	(21,802)

Since the changes in the RGE plan indicate the need to recognize an asset, and the amount to be recognized is restricted to the present value of the economic rewards available at the time, recognition in 2011 will require analysis of the possibility of recovery of the asset at the end of the year.

The principal assumptions considered in the actuarial calculations, based on acturial report prepared for December 31, 2010 and 2009 were:

	CPFL Paulista, CPFL Piratininga and CPFL Geração		RGE

	December 31, 2010 (1)	December 31, 2009 (1)	December 31, 2010 (1)	December 31, 2009 (1)

Nominal discount rate for actuarial liabilities:	10.24% p.a.	10.24% p.a.	10.24% p.a.	10.24% p.a.
Nominal Return Rate on Assets:	(*)	(**)	10.24% p.a.	11.28% p.a.
Estimated Rate of nominal salary increase:	6.08% p.a.	6.08% p.a.	6.08% p.a.	6.08% p.a.
Estimated Rate of nominal benefits increase:	0.0% p.a.	0.0% p.a.	0.0% p.a.	0.0% p.a.
Estimated long-term inflation rate (basis for establishing nominal rates above)	4.0% p.a.	4.0% p.a.	4.0% p.a.	4.0% p.a.
General biometric mortality table:	AT-83	AT-83	AT-83	AT-83
Biometric table for the onset of disability:	MERCER TABLE	MERCER TABLE	MERCER TABLE	Light-Average
Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)	null
Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible

(1) Refers to the date of issuance of the actuarial report

(*) CPFL Paulista and CPFL Geração 12.73% p.a, and CPFL Piratininga 12.71% p.a.

(**) CPFL Paulista and CPFL Geração 14.36% p.a. e  CPFL Piratininga 14.05% a.a.

(19)  REGULATORY CHARGES

	Consolidated
	March 31, 2011	December 31, 2010
Fee for the Use of Water Resources	5,806	4,452
Global Reverse Fund - RGR	18,474	16,484
ANEEL Inspection Fee	2,293	2,285
Fuel Consumption Account - CCC	58,288	58,288
Energy Development Account - CDE	43,852	42,033
Total	128,712	123,541

(20)  TAXES AND CONTRIBUTIONS PAYABLE

	Consolidated
	March 31, 2011	December 31, 2010
Current
ICMS (State VAT)	321,235	247,891
PIS (Tax on Revenue)	13,448	13,563
COFINS (Tax on Revenue)	63,305	63,668
IRPJ (Corporate Income Tax)	80,689	86,853
CSLL (Social Contribution Tax)	23,556	22,280
Other	20,311	20,993
Total	522,544	455,248

Noncurrent
COFINS (Tax on Revenue)	773	960
Total	773	960

(21)  RESERVE FOR CONTINGENCIES

	Consolidated
	March 31, 2011		December 31, 2010
	Reserve for contingencies	Escrow Deposits	Reserve for contingencies	Escrow Deposits
Labor
Various	44,398	156,323	39,136	147,056

Civil
General Damages	12,448	80,536	11,126	75,033
Tariff Increase	10,748	5,841	10,813	9,200
Other	8,981	15,584	10,677	16,663
	32,177	101,961	32,616	100,897
Tax
FINSOCIAL	18,752	53,456	18,714	53,322
Income Tax	76,203	551,580	73,401	539,601
Increase in basis - PIS and COFINS	866	721	866	721
Interest on Shareholders’ Equity - PIS and COFINS	10,835	10,835	10,666	10,666
PIS and COFINS - Non-Cumulative Method	88,879	-	87,672	-
Other	28,406	63,199	28,193	38,422
	223,941	679,791	219,513	642,732
Other
Various	-	808	-	1

Total	300,516	938,884	291,265	890,685

The change in the balances related to reserve for contingencies and escrow deposits are shown below:

	Consolidated
	December 31, 2010	Addition	Reversal	Payment	Monetary Restatement	March 31, 2011
Labor	39,136	7,659	(1,116)	(1,281)	-	44,398
Civil	32,616	4,196	(4,166)	(515)	47	32,177
Tax	219,513	2,769	(1)	-	1,660	223,941
Reserve for Contingencies	291,265	14,624	(5,283)	(1,796)	1,707	300,516
Escrow Deposits	890,685	34,300	(1,808)	2,578	13,129	938,884

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

Details of the nature of the provisions for contingencies and judicial deposits are presented in the financial statements as of December 31, 2010.

Possible Losses - The Company and its subsidiaries are parties to other suits processes and risks in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. These questions do not yet indicate a trend in the decisions of the courts or any other decision in similar proceedings considered probable or remote, and therefore no provision has been established for these. As of March 31, 2011, the claims relating to possible losses were as follows: (i) R$ 337,189 for labor suits (R$ 341,608 as of December 31, 2010); (ii) R$ 574,447 for civil suits, mainly for suits for personal injuries, environmental damages and tariff increases (R$ 604,603 as of December 31, 2010); and (iii) R$ 836,239 in respect of tax suits, relating basically to Income Tax, ICMS, INSS, FINSOCIAL and PIS and COFINS (R$ 823,872 as of December 31, 2010).

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Financial Statements, or that might result in the significant impact on future earnings.

(22)  PUBLIC UTILITIES

Consolidated
Companies	March 31, 2011	December 31, 2010	Number of remaining installments	Interest rates
CERAN	71,895	71,987	295	IGP-M + 9.6% p.a.
ENERCAN	9,853	9,884	285	IGP-M + 8% p.a.
BAESA	52,713	52,865	297	IGP-M + 8% p.a.
Foz do Chapecó	309,201	312,183	310	IGP-M / IPC-A + 5,3% p.a.
TOTAL	443,662	446,919

Current	17,438	17,287
Noncurrent	426,224	429,632

(23)  OTHER ACCOUNTS PAYABLE

	Consolidated
	Current		Noncurrent
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Consumers and Concessionaires	62,727	63,635	-	-
Energy Efficiency Program - PEE	106,159	63,698	3,761	32,039
Research & Development - P&D	124,487	110,418	20,682	29,680
National Scientific and Technological Development Fund - FNDCT	3,676	3,077	-	-
Energy Research Company - EPE	1,213	1,206	-	-
Fund for Reversal	-	-	17,751	17,751
Advances	15,829	11,030	6,043	7,418
Provision for environmental expenditure	6,880	11,685	2,437	2,455
Payroll	11,848	6,722	-	-
Profit sharing	36,827	36,296	-	-
Collections agreement	77,444	56,260	-	-
Founder shares	2,046	1,674	-	-
Guarantees	-	-	44,429	45,831
Other	46,896	45,169	6,917	5,950
Total	496,032	410,869	102,020	141,124

(24)  SHAREHOLDERS’ EQUITY

The shareholders' participations in the Company's equity as of March 31, 2011 and December 31, 2010 are distributed as follows:

	Number of shares
	March 31, 2011		December 31, 2010
Shareholders	Common Shares	Interest %	Common Shares	Interest %
VBC Energia S.A.	122,948,720	25.55	122,948,720	25.55
BB Carteira Livre I FIA	149,233,727	31.02	149,233,727	31.02
Bonaire Participações S.A.	60,713,511	12.62	60,713,511	12.62
BNDES Participações S.A.	40,526,739	8.42	40,526,739	8.42
Brumado Holdings S.A.	17,251,048	3.59	17,251,048	3.59
Antares Holding LTDA	8,019,852	1.67	8,019,852	1.67
Board of Directors	112	-	112	-
Executive officers	3,174	-	2,354	-
Other	82,440,247	17.13	82,441,067	17.13
Total	481,137,130	100.00	481,137,130	100.00

(25)  EARNINGS PER SHARE

Basic earnings per share

Calculation of the basic earnings per share at December 31, 2011 was based on the profit of R$ 459,780 (R$482,926 at March 31, 2010) attributable to CPFL Energia and the average weighted number of common shares outstanding during the year ended March 31, 2011, as shown below:

	March 31, 2011	March 31, 2010

Net income attributable to the Parent Company	459,780	482,926

Shares issued on January 1	481,137,130	479,910,938
Shares issued on March 31, 2011	481,137,130	479,910,938
Weighted average number of common shares held by Shareholders	481,137,130	479,910,938

Earnings per share	0.96	1.01

Diluted earnings per share

On March 31, 2011 and December 31, 2010, the Company held no notes convertible into shares to be taken into account in calculating the earnings per share.

(26)  GROSS SALES AND SERVICES INCOME

	Consolidated
	N. of consumers(*)		GWh (*)		Thousand of R$
Revenue from Eletric Energy Operations	March 31, 2011	March 31, 2010	1st quarter 2011	1st quarter 2010	1st quarter 2011	1st quarter 2010
Consumer class
Residential	5,909,733	5,737,724	3,460	3,284	1,472,401	1,390,914
Industrial	77,125	77,785	3,548	3,782	950,764	998,491
Commercial	502,000	496,614	2,126	2,019	773,120	730,678
Rural	239,079	236,137	452	555	101,503	110,091
Public Administration	45,693	44,208	281	266	98,190	91,278
Public Lighting	8,175	8,008	370	355	78,927	75,502
Public Services	7,258	6,974	445	423	118,932	115,353
Billed	6,789,063	6,607,450	10,681	10,684	3,593,839	3,512,307
Own comsuption			8	8	-	-
Unbilled (Net)			-	-	9,840	46,759
Emergency Charges - ECE/EAEE			-	-	(4)	3
Reclassification to Network Usage Charge - TUSD - Captive Consumers			-	-	(1,698,909)	(1,595,493)
Electricity sales to final consumers			10,689	10,692	1,904,766	1,963,576

Other Concessionaires and Licensees			2,418	2,400	268,940	227,896
Current Electric Energy			536	370	7,416	2,041
Electricity sales to wholesaler			2,955	2,770	276,357	229,937

Revenue due to Network Usage Charge - TUSD - Captive Consumers					1,698,909	1,595,493
Revenue due to Network Usage Charge - TUSD - Free Consumers					338,133	240,479
Revenue from construction of concession infrastructure					213,602	150,444
Other Revenue and Income					77,997	70,852
Other operating revenues					2,328,641	2,057,268
Total gross revenues					4,509,764	4,250,781
Deductions from operating revenues
ICMS					(723,548)	(679,463)
PIS					(70,328)	(68,947)
COFINS					(323,949)	(317,629)
ISS					(1,100)	(793)
Global Reversal Reserve - RGR					(11,219)	(17,229)
Fuel Consumption Account - CCC					(174,863)	(123,066)
Energy Development Account - CDE					(131,211)	(117,656)
Research and Development and Energy Efficiency Programs					(34,500)	(36,372)
PROINFA					(16,267)	(10,898)
Emergency Charges - ECE/EAEE					4	(3)
					(1,486,980)	(1,372,056)

Net revenue					3,022,784	2,878,725
(*) Information not revised by the independent auditors.

The details of tariff adjustments are as follows:

		2011		2010
Company	Month	Total adjustment	Effect perceived by consumers (*)	Total adjustment	Effect perceived by consumers (*)
CPFL Paulista	April (**)	7.38%	7.23%	2.7%	-5.69%
CPFL Piratininga	October	(***)	(***)	10.11%	5.66%
RGE	June	(***)	(***)	12.37%	3.96%
CPFL Santa Cruz	February	23.61%	15.38%	10.09%	-2.53%
CPFL Leste Paulista	February	7.76%	16.44%	-13.21%	-8.47%
CPFL Jaguari	February	5.47%	6.62%	5.16%	3.67%
CPFL Sul Paulista	February	8.02%	7.11%	5.66%	4.94%
CPFL Mococa	February	9.50%	9.77%	3.98%	3.24%

(*) Represents the average effect perceived by consumers, as a result of the elimination from the tariff base of financial components added in the annual adjustment for the previous year.

(**) As described in Note 34, the rate increase occurred in the period subsequent to April 5, 2011.
(***) The respective tariff increases have not yet occurred.

(27)  COST OF ELECTRIC ENERGY

	Consolidated
	GWh (*)		R$ thousand
Electricity Purchased for Resale	1st quarter 2011	1st quarter 2010	1st quarter 2011	1st quarter 2010
Itaipu Binacional	2,682	2,733	240,233	260,761
Current Electric Energy	1,282	1,022	34,875	7,885
PROINFA	220	231	42,502	49,580
Energy purchased of bilateral contracts	8,064	8,881	914,723	940,682
Credit of PIS and COFINS	-	-	(117,597)	(132,075)
Subtotal	12,248	12,867	1,114,736	1,126,833

Electricity Network Usage Charge
Basic Network Charges			235,127	230,219
Transmission from Itaipu			21,677	20,426
Connection Charges			25,200	12,931
Charges of Use of the Distribution System			5,187	6,728
System Service Charges - ESS			47,347	39,045
Reserve Energy charges			4,550	1,680
Credit of PIS and COFINS			(35,161)	(30,554)
Subtotal			303,926	280,475

Total			1,418,661	1,407,308
(*) Information not revised by the independent auditors.

(28)  OPERATING EXPENSES

	Parent Company
	Operating Expenses				Total
	General		Other
	1st quarter 2011	1st quarter 2010	1st quarter 2011	1st quarter 2010	1st quarter 2011	1st quarter 2010
Personnel	1,177	870	-	-	1,177	870
Materials	17	15	-	-	17	15
Outside Services	3,555	2,802	-	-	3,555	2,802
Depreciation and Amortization	45	30	-	-	45	30
Other:	1,405	1,079	36,297	35,362	37,702	36,441
Leases and Rentals	16	23	-	-	16	23
Publicity and Advertising	717	386	-	-	717	386
Legal, Judicial and Indemnities	351	346	-	-	351	346
Donations, Contributions and Subsidies	139	161	-	-	139	161
Intangible of concession amortization	-	-	36,297	35,362	36,297	35,362
Other	182	163	-	-	182	163
Total	6,198	4,796	36,297	35,362	42,495	40,158

	Consolidated
			Services Rendered to Third Parties		Operating Expenses						Total
	Operating costs				Sales		General		Other
	1st quarter 2011	1st quarter 2010	1st quarter 2011	1st quarter 2010	1st quarter 2011	1st quarter 2010	1st quarter 2011	1st quarter 2010	1st quarter 2011	1st quarter 2010	1st quarter 2011	1st quarter 2010
Personnel	87,705	87,803	-	116	20,833	17,671	43,502	41,645	-	-	152,040	147,235
Employee Pension Plans	(22,351)	(21,802)	-	-	-	-	-	-	-	-	(22,351)	(21,802)
Materials	11,807	13,419	86	192	650	630	5,492	2,716	-	-	18,035	16,957
Outside Services	41,725	35,769	79	695	25,589	17,220	53,670	45,193	-	-	121,063	98,877
Depreciation and Amortization	123,827	109,153	-	166	672	2,187	17,659	5,613	-	-	142,158	117,119
Costs related to infrastructure construction	-	-	213,602	150,444	-	-	-	-	-	-	213,602	150,444
Other:	11,100	15,944	-	-	25,326	26,202	34,483	24,225	54,510	54,565	125,419	120,936
Collection charges	-	-	-	-	8,459	11,309	-	-	-	-	8,459	11,309
Allowance for doubtful accounts	-	-	-	-	16,367	11,773	-	-	-	-	16,367	11,773
Leases and Rentals	149	(4)	-	-	61	-	5,702	1,387	-	-	5,912	1,383
Publicity and Advertising	56	-	-	-	28	-	3,051	499	-	-	3,136	499
Legal, Judicial and Indemnities	37	-	-	-	-	-	12,362	10,832	-	-	12,399	10,832
Donations, Contributions and Subsidies	-	-	-	-	-	-	2,617	1,131	-	-	2,617	1,131
Inspection fee	-	-	-	-	-	-	-	-	6,893	5,423	6,893	5,423
Free energy adjustment	-	-	-	-	-	-	-	-	-	2,527	-	2,527
Intangible of concession amortization	-		-	-	-	-	-	-	46,013	44,688	46,013	44,688
Other	10,858	15,948	-	-	410	3,120	10,750	10,376	1,604	1,927	23,623	31,371
Total	253,813	240,286	213,767	151,613	73,071	63,910	154,805	119,392	54,510	54,565	749,966	629,766

(29)  FINANCIAL INCOME AND EXPENSES

	Parent Company		Consolidated
	1st quarter 2011	1st quarter 2010	1st quarter 2011	1st quarter 2010
Financial Income
Income from Financial Investments	6,273	9,861	43,131	30,362
Arrears of interest and fines	-	-	42,157	32,901
Restatement of tax credits	-	-	1,825	1,018
Restatement of Escrow Deposits	-	-	12,823	14,511
Monetary and Exchange Variations		-	12,754	6,115
Discount on purchase of ICMS credit	-	-	3,663	2,003
Other	2,982	4,365	9,560	13,517
Total	9,256	14,226	125,914	100,427

Financial Expense
Debt Charges	(12,736)	(9,843)	(226,439)	(154,677)
Monetary and Exchange Variations	(209)	(153)	(15,717)	(32,911)
(-) Capitalized borrowing costs	-	-	13,601	33,391
Public utilities	-	-	(2,371)	(4,618)
Other	(174)	(6,240)	(26,093)	(23,619)
Total	(13,119)	(16,236)	(257,020)	(182,434)

Net financial income (expense)	(3,863)	(2,010)	(131,106)	(82,007)

Applicable interests are capitalized on a rate of 9.95% p.a. for qualified intangible assets and property, plant and equipment according to rules of CPC 20. In 2010, the total amount of R$ 22,572 refers to generation projects under development, especially Foz do Chapecó and EPASA.

(30)  SEGMENT OPERATION

The Company’s operating segments are separated by business segment (electric energy distribution, generation and commercialization), based on the internal financial information and management structure.

Profit or loss, assets and liabilities per segment include items directly attributable to a segment, as well as those that can be allocated on a reasonable basis, if applicable. Prices charged between the segments are based on similar market transactions. Note 1 shows the subsidiaries in accordance with their areas of operation and provides further information about each subsidiary and its business area.

The segregated information by segment of activity is shown below, in accordance with the criteria established by Company management:

	Distribution	Generation	Commercialization	Other (*)	Elimination	Total
1st quarter 2011
Net revenue	2,618,082	143,039	261,661	1	-	3,022,784
(-) Intersegment revenues	3,277	215,954	118,926	-	(338,157)	-
Income from electric energy service	549,722	220,380	90,584	(6,530)	-	854,156
Financial income	92,434	20,124	4,689	8,667	-	125,914
Financial expense	(123,208)	(114,387)	(6,894)	(12,530)	-	(257,020)
Income before taxes	518,947	126,117	88,379	(10,393)	-	723,050
Income tax and social contribution	189,038	40,370	27,809	(42)	-	257,175
Net Income	329,909	85,747	60,570	(10,350)	-	465,875
Total Assets (**)	12,244,312	7,780,208	399,844	417,343	-	20,841,707
Capital Expenditures and other intangible assets	218,789	191,607	1,885	-	-	412,281
Depreciation and Amortization	91,332	59,044	1,452	36,343	-	188,171

1st quarter 2010
Net revenue	2,534,704	119,729	224,292	-	-	2,878,725
(-) Intersegment revenues	3,952	144,856	136,520	-	(285,328)	-
Income from electric energy service	601,022	150,858	94,622	(4,851)	-	841,651
Financial income	73,677	7,653	5,431	13,666	-	100,427
Financial expense	(92,255)	(68,739)	(5,198)	(16,242)	-	(182,434)
Income before taxes	582,444	89,772	94,855	(7,427)	-	759,644
Income tax and social contribution	209,454	32,680	30,962	(1,315)	-	271,781
Net Income	372,990	57,092	63,893	(6,112)	-	487,863
Total Assets (**)	10,972,177	6,851,868	426,485	604,034	-	18,854,564
Capital Expenditures and other intangible assets	168,083	119,388	1,632	124	-	289,227
Depreciation and Amortization	83,606	41,789	1,023	35,389	-	161,807

 (*) Other - Refers basically to the CPFL Energia figures after eliminations of balances with related parties

(**) The goodwill created in an acquisition and recorded in CPFL Energia was allocated to the respective segments

(31)  TRANSACTIONS WITH RELATED PARTIES

The Company is controlled by the following Companies:

• VBC Energia S.A.

Controlled by the Camargo Corrêa group, with operations in a number of segments, such as construction, cement, footwear, textiles, aluminum and highway concessions, among others.

• Bonaire Participações S.A.

Controlled by Energia São Paulo Fundo de Investimento em Participações, which in turn is controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

• Fundo BB Carteira Livre I - Fundo de Investimento em Ações (“Fund")

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect participations in operating subsidiaries are described in Note 1.

Controlling shareholders, subsidiaries and associated companies, jointly controlled corporations and entities under common control and that in some way exercise significant influence over the Company are regarded as related parties.

The financial statements for the year ended December 31, 2010 show the balances and changes that took place in the normal course of operating activities of the Company and its subsidiaries.

The main transactions are described below:

a)         Bank deposits and short-term investments – refer mainly to bank deposits and short-term financial investments, as mentioned in Note 5.

b)        Loans and Financing, Debentures and Derivatives – relate to funds raised from Banco do Brasil in accordance with Notes 16 and 17, contracted under the normal market conditions at the time. In addition, the Company is guarantor of some of the loans obtained by its subsidiaries, as described in Notes 16 and 17.

c)         Other Financial Transactions – the amounts in relation to Banco do Brasil are bank costs and collection expenses. The balance recorded in liabilities comprises basically the rights over the payroll processing of certain subsidiaries, negotiated with Banco do Brasil, which are appropriated as an income in the statement of operations over the term of the contract. The Company also has an Exclusive Investment Fund managed by BB DTVM, which charges management fees under normal market conditions for such management.

d)        Property, plant and equipment, Materials and Service Provision – refers to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy. These operations were contracted under normal market conditions.

e)         Energy sales to the free market – refers basically to energy sales to free consumers, through short or long-term contracts made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company management.

f)         Energy purchased in the free market – refers basically to energy purchased by the trading companies in accordance with short or long-term agreements made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with policies established in advance by Company management.

g)        Other revenue – refers basically to revenue from rental of use of the distribution system for telephony services.

h)         Purchase and sale of energy in the regulated market - The subsidiaries that are public distribution service concessionaires charge tariffs for the use of the distribution system (TUSD) and sell energy to related parties in their respective concession areas (captive consumers). The amounts charged are established in accordance with prices regulated by the regulatory agency. These distributors also purchase energy from related parties, mainly involving long-term agreements, in conformity with the rules established by the sector (principally by auction); these prices are also regulated and approved by ANEEL.

Additionally, certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries, as mentioned in Note 18.

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a Related Parties Committee, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

In this quarter, subsidiaries obtained releases regarding rural credit financings from Banco do Brasil as described in note 16.

(32)  FINANCIAL INSTRUMENTS AND OPERATING RISKS

a) Risk Considerations:

The business of the Company and its subsidiaries comprises principally generation, commercialization and distribution of electric energy. As public service concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

The main market risk factors affecting the businesses are as follows:

Exchange rate risk: This risk derives from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in exchange rates, increasing the balances of foreign currency denominated liabilities. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. The operations of the Company’s subsidiaries are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses. However, the compensation only comes into effect through consumption and the consequent billing of energy after the next tariff adjustment in which such losses have been considered.

Interest Rate Risk: This risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in receiving amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the subsidiaries is basically generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001. According to the Annual Energy Operation Plan – PEN 2010, drawn up by the National Electricity System Operator, the risk of any energy deficit is very low for 2010, and the likelihood of another energy rationing program is remote.

Risk of Acceleration of Debts: The subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of operation, related to compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are fixed by ANEEL, at intervals established in the Concession Agreements entered into with the Federal Government and in conformity with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributed to the final consumers. In accordance with Law 8.987/1995, the tariffs fixed should insure the economic and financial balance of the concession contract at the time of the tariff review, however, the risk of application of the tariffs falls to the electric energy distributors.

Risk Management for Financial instruments

The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. They accordingly control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by management, the Company and its subsidiaries use the MAPS software system to calculate the Mark to Market, Stress Testing and Duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries have a formal policy of contracting derivatives, always with the appropriate levels of approval, only in the event of exposure that management regards as a risk. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company and its subsidiaries meet the requirements of the Sarbanes-Oxley Law, and accordingly have internal control policies that aim for a strict control environment to minimize the exposure to risks.

b) Valuation of Financial Instruments

The estimates of the market value of the financial instruments were based on pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rates, based on information obtained from the BM&F, BOVESPA and ANDIMA websites (see note 4).

Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph.

In the case of specific electricity sector operations, where there are no similar transactions in the market and with low liquidity, mainly related to regulatory aspects, the subsidiaries assumed that the market value is represented by the respective book value. This is due to the uncertainties reflected in the variables which have to be taken into consideration in creating a pricing model.

In addition to the assets and financial liabilities calculated at fair value through profit or loss, the Company and its subsidiaries have other financial liabilities not calculated at fair value. The market values of these financial instruments as of March 31, 2011 and December 31, 2010, applying the above methodology, are shown below:

	Parent Company
	March 31, 2011		December 31,2010
	Book Value	Fair Value	Book Value	Fair Value

Debentures (note 17)	(453,701)	(458,029)	(465,529)	(470,262)
Total	(453,701)	(458,029)	(465,529)	(470,262)

	Consolidated
	March 31, 2011		December 31,2010
	Book Value	Fair Value	Book Value	Fair Value
Loans and financing (note 16)	(5,487,015)	(5,122,818)	(5,141,554)	(4,870,909)
Debentures (note 17)	(3,641,631)	(3,684,177)	(3,840,338)	(3,891,397)
Total	(9,128,646)	(8,806,995)	(8,981,892)	(8,762,306)

c) Derivatives

As previously mentioned, the Company and its subsidiaries use derivatives as a hedge against the risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have an exchange hedge compatible with the net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

The hedge instruments contracted by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As terms of the majority of the derivatives contracted by the subsidiary CPFL Paulista are fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, the respective debts were denominated, for accounting purposes, at fair value. Other debts with different terms from the derivatives contracted as a hedge continue to be recorded at cost. Furthermore, the Company and its subsidiaries do not use hedge accounting for derivative operations.

As of March 31, 2011, the Company and its subsidiaries had the following swap operations:

	Market values (book values)
Company / strategy / counterparts	Asset	(Liability)	Market values, net	Values at cost, net	Gain (Loss) on marking to market	Currency / index	Maturity range	Notional	Negotiation market

Derivatives for protection of debts designated at fair value

Exchange variation hedge:

CPFL Paulista
ABN	-	(34,532)	(34,532)	(28,892)	(5,640)	yen	Jan 2012	376,983	Over the counter

Subtotal	-	(34,532)	(34,532)	(28,892)	(5,640)

Derivatives for protection of debts not designated at fair value

Exchange variation hedge:

CPFL Paulista
Bradesco	-	(1,682)	(1,682)	(1,674)	(7)	dollar	Apr 2011	23,685	Over the counter

CPFL Geração
Santander	-	(793)	(793)	(244)	(549)	dollar	Jun 2011	54,589	Over the counter

Hedge interest rate variation (1):

CPFL Energia
Citibank	-	(798)	(798)	(12)	(787)	CDI + spread	Sep 2011 to Sep 2014	450,000	Over the counter

RGE
Santander	160	(9)	151	72	79	CDI + spread	Jun 2011 to Dec 2013	100,000	Over the counter
Citibank	37	(23)	14	23	(9)	CDI + spread	Jun 2011 to Dec 2013	280,000	Over the counter

Hedge interest rate variation (2):

CPFL Piratininga
HSBC	-	(292)	(292)	(12)	(280)	TJLP	Jan 2013	25,453	Over the counter
Santander	-	(314)	(314)	(21)	(293)	TJLP	Jan 2013	25,453	Over the counter

CPFL Geração
HSBC	-	(578)	(578)	(44)	(534)	TJLP	Dec 2012	49,449	Over the counter

Subtotal	197	(4,489)	(4,292)	(1,912)	(2,380)

Total	197	(39,021)	(38,824)	(30,804)	(8,020)

Current	189	(38,450)
Non-current	8	(571)
Total	197	(39,021)

For further details of terms and information about debts and debentures, see Notes 16 and 17

(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.

(2) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

The subsidiary CPFL Paulista opted to mark to market the debt with fully tied hedge instruments, resulting in a gain of R$3,530 as of March 31, 2011 (Note 16). The gain minimized the loss on derivatives stated previously.

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected indebtedness. For the quarter ended in March 31, 2011 and 2010, the derivatives resulted in the following impacts on the consolidated result:

			Gain (Loss)
Company	Hedged risk / transaction	Account	March 31, 2011	December 31, 2010
CPFL Energia	Interest rate variation	Swap of interest rate	13	98
CPFL Energia	Mark to Market	Adjustment to fair value	196	(251)
CPFL Paulista	Exchange variation	Swap of currency	(30,146)	(789)
CPFL Paulista	Mark to Market	Adjustment to fair value	1,960	685
CPFL Piratininga	Interest rate variation	Swap of interest rate	(573)	-
CPFL Piratininga	Mark to Market	Adjustment to fair value	(33)	-
CPFL Geração	Exchange variation	Swap of currency	(5,353)	2,793
CPFL Geração	Interest rate variation	Swap of interest rate	(94)	458
CPFL Geração	Mark to Market	Adjustment to fair value	1,916	832
RGE	Interest rate variation	Swap of interest rate	75	182
RGE	Mark to Market	Adjustment to fair value	(151)	106
			(32,190)	4,114

d) Sensitivity Analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

Exchange variation

If the level of exchange exposure at March 31, 2011 were maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

	Consolidated
Instruments	Exposure	Risk	Exchange depreciation of 9.6%*	Exchange depreciation of 25%**	Exchange depreciation of 50%**
Financial asset instruments	20,367	apprec. dollar	1,961	5,092	10,183
Financial liability instruments	(134,204)	apprec. dollar	(12,920)	(33,551)	(67,103)
Derivatives - Plain Vanilla Swap	78,280	apprec. dollar	7,536	19,570	39,141
	(35,557)		(3,423)	(8,889)	(17,779)

Financial liability instruments	(409,103)	apprec. yen	(39,386)	(102,276)	(204,552)
Derivatives - Plain Vanilla Swap	409,103	apprec. yen	39,386	102,276	204,552
	-		-	-	-

	(35,557)		(3,423)	(8,889)	(17,779)

* In accordance with exchange graphs contained in information provided by the BM&F **In compliance with CVM Instruction 475/08

Variation in interest rates

Supposing that (i) the scenario of exposure of the financial instruments indexed to variable interest rates as of March 31, 2011 were to be maintained, and (ii) the respective accumulated annual indexes as of that date were to remain stable (CDI of 10.37% p.a.; IGP-M of 10.95% p.a.; TJLP of 6.0% p.a.), the effects on the consolidated financial statements for the next 12 months would be a net financial expense of R$ 565,715. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

	Consolidated
Instruments	Exposure	Risk	Scenario I*	Raising index by 25%**	Raising index by 50%**
Financial asset instruments	2,340,485	CDI variation	44,936	60,677	121,354
Financial liability instruments	(5,371,110)	CDI variation	(103,121)	(139,240)	(278,480)
Derivatives - Plain Vanilla Swap	(625,785)	CDI variation	(12,015)	(16,224)	(32,447)
	(3,656,410)		(70,200)	(94,787)	(189,573)

Financial assets instruments	74,301	IGP-M variation	(3,173)	2,034	4,068
Financial liability instruments	(65,175)	IGP-M variation	2,782	(1,785)	(3,568)
	9,126		(391)	249	500

Financial liability instruments	(3,225,324)	TJLP variation	646	(48,379)	(96,760)
Derivatives - Plain Vanilla Swap	99,578	TJLP variation	(20)	1,493	2,987
	(3,125,746)		626	(46,886)	(93,773)

Total increase	(6,773,030)		(69,965)	(141,424)	(282,846)

* The CDI, IGP-M and TJLP indexes considered of 12.29%, 6.68% and 5.98%, respectively, were obtained from information available in the market **In compliance with CVM Instruction 475/08

(33)  REGULATORY ASSETS AND LIABILITIES

The Company accounts for the following assets and liabilities for regulatory purposes, which are not recognized in the consolidated financial statements, as mentioned in Note 3.13.

	Consolidated
	March 31, 2011	December 31, 2010	March 31, 2010	December 31, 2009
Assets

Consumers, Concessionaires and Licensees
Discounts TUSD (*) and Irrigation	71,630	54,407	16,828	12,753
Other financial components	-	-	-	199
	71,630	54,407	16,828	12,952

Deferred Costs Variations
Parcel "A"	-	333	1,333	1,290
CVA (**)	330,339	333,622	366,741	374,336
	330,339	333,955	368,074	375,626

Prepaid Expenses
Overcontracting	8,899	23,860	70,752	100,326
Low income consumers' subsidy - Losses	31,011	34,994	48,186	55,506
Neutrality of the sector charges	381	-	-	-
Tariff adjustment	5,194	13,891	-	-
Other financial components	50,189	53,314	36,467	11,557
	95,674	126,059	155,405	167,389

Liabilities

Deferred Gains Variations
Parcel "A"	-	(11,472)	(45,772)	(44,419)
CVA	(402,013)	(364,365)	(506,543)	(377,735)
	(402,013)	(375,837)	(552,315)	(422,154)

Other Accounts Payable
Tariff review	-	-	(49,315)	(89,261)
Discounts TUSD and Irrigation	(1,190)	(1,923)	(3,273)	(991)
Tariff adjustment	-	(3,556)	(14,225)	-
Overcontracting	(127,196)	(61,391)	(46,119)	(17,541)
Low income consumers' subsidy - Gains	(5,923)	(6,280)	(5,890)	(6,011)
Neutrality of the sector charges	(111,798)	(63,905)	(1,521)	-
Other financial components	(16,168)	(26,110)	(24,110)	(12,138)
	(262,275)	(163,165)	(144,453)	(125,942)

Total net	(166,645)	(24,581)	(156,461)	7,871

(*) Network Usage Charge - TUSD (**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")

(34)  RELEVANT FACTS AND SUBSEQUENT EVENTS

34.1 Acquisition of Jantus

In this quarter, CPFL Energia, through its subsidiary CPFL Comercialização Brasil S.A. acquired all the shares of Jantus, a company that controls SIIF Énergies do Brasil Ltda. and SIIF Desenvolvimento de Projetos de Energia Eólica Ltda., this transaction is subject to accomplish certain conditions stipulated in the Sale and Purchase Agreement, including authorizations from all regulatory agencies concerned. Together they hold (i) four wind farms in operation (Formosa, Icaraizinho, Paracuru SIIF Cinco) in the state of Ceara with an installed capacity of 210 MW and energy sale agreements for 20 years with Eletrobras, (ii) a wind farm project located in the State of Rio de Janeiro with an installed capacity of 135 MW potential and also long-term sale power agreement with Eletrobrás, and iii) a portfolio of wind projects with total installed capacity of 732 MW in the Ceara and Piaui, of which 412 MW are already certified and eligible to participate in the upcoming auctions of energy.

The acquisition price of Jantus that includes wind farms in operation and the portfolio of projects was R$ 950 million, and a net debt of R$ 544.2 million will be assumed.

34.2 Association of CPFL Energia with ERSA

On April 19, 2011, CPFL Energia signed an agreement with the shareholders of ERSA Energias Renováveis S.A. (ERSA), whereby intend to merge assets and projects relating to renewable energy sources held by the subsidiaries CPFL Geração and CPFL Brasil, which includes wind farms, biomass and small hydroelectric power plants.

After a series of predicted restructurings, CPFL Geração and CPFL Brasil will join the control of ERSA, as majority shareholder, holding together, 63.6% of total voting capital of ERSA, while the current shareholders of ERSA will hold 36.4%. When the merger transaction described above is completed, ERSA will have its corporate name changed to CPFL  Energias Renováveis S.A. (CPFL Renováveis).

The exchange ratio between the shares of ERSA and Nova CPFL shares for purposes of the merger, is based on the economic value of ERSA and economic value of assets owned by CPFL Geração and CPFL Brasil that will be contributed to Nova CPFL, and will be confirmed by appraisal reports prepared by specialized firms, in compliance with applicable law. In the context of the association, the assets involved were valued at R$ 4.5 billion.

This association is subject to certain conditions set by the Joint Venture Agreement, including authorizations to regulatory agencies and corporate reorganizations of companies controlled by CPFL Energia, as well as to be in compliance with terms and conditions regarding the acquisition of Jantus, a company that controls SIIF Énergies do Brazil Ltda. and SIIF Desenvolvimento de Projetos de Energia Eólica Ltda.

34.3 Dividend payment

The general shareholders’ meeting held on April 28, 2011 approved the destination of the net income for the fiscal year ended on December 31, 2010, through (i) constitution of capital reserve in the amount of R$76,914; (ii) declaration of R$ 774,429 paid as interim dividend on September 30, 2010, and (iii) approval of R$486,040 related to additional dividend proposed. On April 29 we paid the additional dividend proposed.

34.4 CPFL Paulista 2011 Tariff adjustment

Through Resolution No. 1130 of April 5, 2011, the rates of the subsidiary CPFL Paulista were, on average, adjusted from April 8 in 7.38% (seven point thirty-eight percent). This is composed by 6.11% (six point eleven percent) for the economic annual tariff adjustment, and 1.26% (one point twenty six percent) is related to the regulatory adjustment, corresponding to an average increase of 7.23% (twenty-seven point three percent) to captive consumers

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of March 31, 2011:

Shareholders	Common shares	Interest - %
VBC Energia S.A.	122,948,720	25.55
BB Carteira Livre I FIA	149,233,727	31.02
Bonaire Participações S.A.	60,713,511	12.62
BNDES Participações S.A.	40,526,739	8.42
Board of directors	112	-
Executive officers	3,174	-
Other shareholders	107,711,147	22.39
Total	481,137,130	100.00

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of March 31, 2011 and 2010:

	03/31/2011		03/31/2010
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	333,314,879	69.28	333,314,879	69.45
Administrator
Executive officers	3,174	0.00	14,759	-
Board of directors	112	0.00	112	-
Fiscal Council Members	-	-	-	-
Other shareholders - free float	147,818,965	30.72	146,581,188	30.54
Total	481,137,130	100.00	479,910,938	100.00
Outstanding shares	147,818,965	30.72	146,581,188	30.54

Shareholders of VBC Energia S/A holding more than 5% of the shares of the same type and class, up to individual level, as of March 31, 2011:

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(a)	Átila Holdings S/A	1,815,927	46.55	70,530	50.00	1,886,457	46.67
(b)	Camargo Corrêa Energia S.A.	1,339,149	34.33	47,018	33.33	1,386,167	34.29
(c)	Camargo Corrêa S.A.	581,201	14.90	23,512	16.67	604,713	14.96
	Other shareholders	164,951	4.22	-	-	164,951	4.08
	Total	3,901,228	100.00	141,060	100.00	4,042,288	100.00

(a)	Átila Holdings S/A

	Shareholders	Common Shares	%
(d)	Construções e Comércio Camargo Corrêa S.A.	280,767,655	38.91
	Camargo Corrêa S.A	440,877,607	61.09
	Total	721,645,262	100.00

(b)	Camargo Corrêa Energia S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(e)	Camargo Corrêa Investimento em Infra-Estrutura S.A.	518,860	100.00	518,854	100.00	1,037,714	100.00
	Other shareholders	-	-	6	-	6	-
	Total	518,860	100.00	518,860	100.00	1,037,720	100.00

(c)	Camargo Corrêa S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(f)	Participações Morro Vermelho S.A.	48,941	99.99	93,099	100.00	142,040	100.00
	Other shareholders	5	0.01	1	-	6	-
	Total	48,946	100.00	93,100	100.00	142,046	100.00

(d)	Construções e Comércio Camargo Corrêa S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(c)	Camargo Corrêa S.A.	430,616	100.00	87,772	99.99	518,388	99.99
	Other shareholders	5	-	8	0.01	13	0.01
	Total	430,621	100.00	87,780	100.00	518,401	100.00

(e)	Camargo Corrêa Investimento em Infra-Estrutura S.A.

	Shareholders	Common Shares	%
(c)	Camargo Corrêa S.A.	685,162,736	100.00
	Other shareholders	6	-
	Total	685,162,742	100.00

(f)	Participações Morro Vermelho S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(g)	RCABON Empreendimentos e Participações S.A	749,998	33.33	-	-	749,998	11.11
(h)	RCNON Empreendimentos e Participações S.A	749,998	33.33	-	-	749,998	11.11
(i)	RCPODON Empreendimentos e Participações S.A	749,998	33.33	-	-	749,998	11.11
(j )	RCABPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(k)	RCNPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(l)	RCPODPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(m)	RRRPN Empreendimentos e Participações S.A	-	-	5,760	0.13	5,760	0.09
	Other shareholders	6	0.01	-	-	6	0.01
	Total	2,250,000	100.00	4,500,000	100.00	6,750,000	100.00

(g)	RCABON Empreendimentos e Participações S.A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Rosana Camargo Arruda Botelho	749,850	100.00	40	27	749,890	99.99
	Other shareholders	-	-	110	73	110	0.01
	Total	749,850	100.00	150	100.00	750,000	100.00

(h)	RCNON Empreendimentos e Participações S.A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Renata de Camargo Nascimento	749,850	100	40	-	749,890	99.99
	Other shareholders	-	-	110	100	110	0.01
	Total	749,850	100	150	100	750,000	100.00

(i)	RCPODON Empreendimentos e Participações S.A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Regina de Camargo Pires Oliveira Dias	749,850	100.00	-	-	749,850	99.98
	Other shareholders	-	-	150	100	150	0.02
	Total	749,850	100.00	150	100.00	750,000	100.00

( j )	RCABPN Empreendimentos e Participações S.A

	Shareholders	Common Shares	%
	Rosana Camargo Arruda Botelho	1,499,890	99.99
	Other shareholders	110	0.01
	Total	1,500,000	100.00

(k)	RCNPN Empreendimentos e Participações S.A

	Shareholders	Common Shares	%
	Renata de Camargo Nascimento	1,499,890	99.99
	Other shareholders	110	0.01
	Total	1,500,000	100

(l)	RCPODPN Empreendimentos e Participações S.A

	Shareholders	Common Shares	%
	Regina de Camargo Pires Oliveira Dias	1,499,850	99.99
	Other shareholders	150	0.01
	Total	1,500,000	100.00

(m)	RRRPN Empreendimentos e Participações S.A

	Shareholders	Common Shares	%
	Rosana Camargo Arruda Botelho	1,980	33.33
	Renata de Camargo Nascimento	1,980	33.33
	Regina de Camargo Pires Oliveira Dias	1,980	33.34
	Total	5,940	100.00

Shareholder's composition of Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I holding more than 5% of the shares of the same type and class up to the individuals level, as of  March 31, 2011:

	Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I

	Shareholders	Cotas	%
	Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	130,163,541	100.00
	Total	130,163,541	100.00

Shareholder's composition of BONAIRE Parcipações S.A. holding more than 5% of the shares of the same type and class, up to the individuals level, as of March 31, 2011:

	Shareholders	Common Shares	%
(a)	Energia São Paulo Fundo de Investimento em Participações	66,728,872	100.00
	Other shareholders	6	-
	Total	66,728,878	100.00

(a)	Energia São Paulo Fundo de Investimento em Participações

	Shareholders	Cotas	%
(b)	Fundo de Investimento em Cotas de Fundos de Investimento em Participações 114	353,528,507	44.39
	Fundação Petrobrás de Seguridade Social - Petros	181,405,069	22.78
	Fundação Sabesp de Seguridade Social – Sabesprev	4,823,881	0.61
	Fundação Sistel de Seguridade Social	256,722,311	32.22
	Total	796,479,768	100.00

(b)	Fundo de Investimento em Cotas de Fundos de Investimento em Participações 114

	Shareholders	Cotas	%
	Fundação CESP	353,528,507	100.00
	Total	353,528,507	100.00

Shareholder's composition of BNDES Participações S.A. holding more than 5% of the shares of the same type and class, up to the individuals level, as of March 31, 2011:

	Shareholders	Common Shares	%
	Banco Nacional de Desenv. Econômico e Social ( * )	1	100.00
	Total	1	100.00

( * )	State agency - Federal Government

Number of shares is expressed in units

Quarterly Social Report / 2011 *

Company: CPFL ENERGIA S.A.

1 - Basis for Calculation	1st quarter 2011 Value (R$ 000)			1st quarter 2010 Value (R$ 000)
Net Revenues (NR)	3,022,784			2,878,725
Operating Result (OR)	723,050			759,644
Gross Payroll (GP)	131,931			126,378
2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR
Food	11,978	9.08%	0.40%	10,179	8.05%	0.35%
Mandatory payroll taxes	31,064	23.55%	1.03%	34,328	27.16%	1.19%
Private pension plan	7,177	5.44%	0.24%	6,278	4.97%	0.22%
Health	4,753	3.60%	0.16%	7,422	5.87%	0.26%
Occupational safety and health	0	0.00%	0.00%	428	0.34%	0.01%
Education	424	0.32%	0.01%	522	0.41%	0.02%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	1,740	1.32%	0.06%	1,924	1.52%	0.07%
Day-care / allowance	217	0.16%	0.01%	367	0.29%	0.01%
Profit / income sharing	7,112	5.39%	0.24%	10,679	8.45%	0.37%
Others	1,151	0.87%	0.04%	1,565	1.24%	0.05%
Total - internal social indicators	65,616	49.74%	2.17%	73,692	58.31%	2.56%
3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Education	65	0.01%	0.00%	53	0.01%	0.00%
Culture	2,045	0.24%	0.07%	3,038	0.40%	0.11%
Health and sanitation	0	0.00%	0.00%	62	0.01%	0.00%
Sport	2	0.00%	0.00%	0	0.00%	0.00%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	367	0.04%	0.01%	147	0.02%	0.01%
Total contributions to society	2,479	0.29%	0.08%	3,300	0.43%	0.11%
Taxes (excluding payroll taxes)	1,550,172	181.49%	51.28%	1,348,858	177.56%	46.86%
Total - external social indicators	1,552,651	181.78%	51.36%	1,352,158	178.00%	46.97%
4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Investments relalated to company production / operation	8,630	1.01%	0.29%	24,157	3.18%	0.84%
Investments in external programs and/or projects	6,984	0.82%	0.23%	11,167	1.47%	0.39%
Total environmental investments	15,614	1.83%	0.52%	35,324	4.65%	1.23%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	(X) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% ( ) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators		1st quarter 2011			1st quarter 2010
Nº of employees at the end of period	8,018			7,376
Nº of employees hired during the period	399			293
Nº of outsourced employees	64			ND
Nº of interns	271			212
Nº of employees above 45 years age	2,102			2,074
Nº of women working at the company	1,893			1,479
% of management position occupied by women	11.41%			10.21%
Nº of Afro-Brazilian employees working at the company	961			754
% of management position occupied by Afro-Brazilian employees	2.81%			1.32%
Nº of employees with disabilities	282			289
6 - Relevant information regarding the exercise of corporate citizenship		1st quarter 2011			1st quarter 2010
Ratio of the highest to the lowest compensation at company	74.24			74.49
Total number of work-related accidents	3			5
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	(X) are suggested	( ) are required	( ) are not considered	(X) are suggested	( ) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	87,712	472	1,068	276,462	342	443
% of complaints and criticisms attended to or resolved:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	100%	100%	9.34%	100%	100%	39.80%
Total value-added to distribute (R$ 000):	1st quarter 2011	2,438,486		1st quarter 2010 Value (R$ 000)	2,282,014
Value-Added Distribution (VAD):	65% government 5% employees 0% shareholders 11% third parties 19% retained			65% government 5% employees 0% shareholders 9% third parties 21% retained
7 - Outras Informações
Consolidated information
* Adjusted to adequate to IFRS
In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.
Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br

(*) Information not reviewed by the independent auditors

REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent auditors’ review report

To Board of directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

Introduction

We have reviewed the interim financial information, individual and consolidated, of CPFL Energia S.A., comprised in Quarterly Information Form related to the quarter ended March 31, 2011, comprising the balance sheets and the respective statements of income, comprehensive income, shareholders’ equity and cash flows for the quarter and three months period ended in that date, which include the summary of accounting practices and the footnotes.

The management is responsible for the preparation of the interim financial information in accordance to CPC 21 - Interim financial information and the consolidated interim financial information in accordance to Technical Pronouncement CPC 21 and with the international rule IAS 34 - Interim Financial Reporting, issued by International Accounting Standards Board - IASB, such as the presentation of these information in accordance with the rules issued by Brazilian Securities Commission - CVM, applicable to the preparation of quarterly information - ITR. Our responsibility is to express a conclusion on these interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and international rule of the interim information review (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information involves performing inquires, mainly to the people responsible to the financial and accounting matters, performing analytical procedures and other review procedures. The reach of an review is significantly minor of an audit conducted in accordance with the audit rules and, consequently, do not permit us to obtain assurance that the we know all the significant issues that may be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion over the individual interim financial information

Based on our review, we are not aware of any fact the make us to believe that the individual interim financial information included in the quarterly information abovementioned was not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Quarterly Information - ITR, and presented in accordance with the rules issued by Brazilian Securities Commission - CVM.

Conclusion over the consolidated interim financial information

Based on our review, we are not aware of any fact the make us to believe that the consolidated interim financial information included in the quarterly information abovementioned was not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Quarterly Information - ITR, and presented in accordance with the rules issued by Brazilian Securities Commission - CVM.

Emphasis

As described in explanatory notes 2.1, the individual financial information were prepared in accordance with accounting practices adopted in Brazil and presented in accordance with CPC 21 applicable to the preparation of Quarterly Information - ITR, in accordance with the rules issued by Brazilian Securities Commission - CVM. In the case of CPFL Energia S.A. those practices differ from IFRS, applicable to the stand alone financial statements, only for the evaluation of investments in subsidiary, associate and joint ventures for the equity method, while for IFRS it would be evaluated by cost or fair value.

Others matters

Interim information of the additional value

We have also reviewed, the individual and consolidated interim financial information of statements of additional value (DVA), related to the quarterly ended March 31, 2011, whose presentation in the interim information is required by the Brazilian statutory law for public companies in the preparation of Quarterly Information, and considered as a supplemental information for IFRS that do not requires the DVA presentation. Those statements were subject to the same aforementioned review procedures, and in accordance with our review, we are not aware of any fact the make us to believe that was not prepared, in all material respects, in accordance with the individual and consolidated interim financial information as a whole.

Campinas, May 4, 2011

KPMG Auditores Independentes

CRC 2SP014428/O-6

Jarib Brisola Duarte Fogaça

Contador CRC 1SP125991/O-0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 10, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.